ANNUAL **20**
REPORT **05**

Canadian Pacific Railway *Ingenuity.*

EXECUTION  *excellence*

COVER Westbound and eastbound CPR trains pass west of Kamloops, British Columbia, in CPR's western corridor where we installed almost 27,000 feet of new track in 2005. The work was part of a $160-million expansion of track capacity on our busy corridor between the Canadian prairies and the Vancouver Gateway. Double track, new sidings, siding extensions, improved signal systems and high-speed track-to-track crossovers were built. CPR now has capacity for an additional 1,500 trains a year. Demand for rail service is growing and our franchise, serving large consumer markets and resource production areas, is ideally positioned to capture this growth. North American retailers are increasingly sourcing consumer products from Asia-Pacific countries. Canadian resources are in high demand, particularly in China, where economic expansion is fueling the country's appetite for coal from the British Columbia interior, and grain and potash from the prairies.

CANADIAN PACIFIC RAILWAY's 14,000-mile track network, ocean and Great Lakes port service, cross-border gateways and extensive connections with other railways provide shippers with access to fast-growing world markets and efficient reach into markets across North America, including major business centres in Mexico.



With the biggest capacity expansion in two decades behind us, CPR is focused squarely on maximizing the benefits of this new infrastructure. Employees in all functions, at all levels are engaged in execution excellence. This will translate into increased fluidity. CPR will leverage fluidity to improve service to support continued price strengthening and modal share growth, contain expenses as business grows and create additional capacity without the need to spend more capital.

THREE PILLARS OF SHAREHOLDER VALUE

Quality Revenue Growth

CPR is achieving growth in all of our business groups – bulk commodities, containerized intermodal traffic, and merchandise freight. Investments in track infrastructure, freight cars and information technology have been aligned with our customers' growth, shifts in global trade patterns and opportunities to increase price and improve yield.

Improved Productivity

Execution excellence is the way forward as CPR targets higher productivity. We will leverage simplified marketing programs and technology investments in our yards and terminals. Scheduled operations and cooperative arrangements with other railways will increase fluidity. This will drive up volume and yield and maximize the value of our investments while reducing operating expenses.

Engaged People

CPR people are committed to safety, service and growth – key levers for achieving sustainable improvement in financial performance. We are providing them with the support, tools and incentives to expand their business skills and increase their level of engagement. As skills and engagement increase across the organization, we will rescale our workforce to a level consistent with our long-term operating and financial objectives.

ENHANCE **fluidity**



"GLOBAL TRADE IS SHIFTING IN A WAY THAT FAVOURS RAILWAYS. DEMAND FOR RAIL TRANSPORTATION IS EXCEEDING SUPPLY IN MANY AREAS. THE RAIL INDUSTRY IS UNDERGOING SECULAR – NOT CYCLICAL – CHANGE AND THE FUNDAMENTALS APPEAR STRONG TO SUSTAIN OUR POSITIVE BUSINESS CLIMATE."

FRED GREEN President



DELIVER shareholder value

2005 HIGHLIGHTS

In 2005, CPR met and exceeded its commitments to shareholders.

Earnings per share
$3.39, up 30 %

Revenue
$4.392 billion, up 13 %

Return on capital employed
9.4 %, up from 7.3 %

Free cash flow (after dividends)
$92 million

Western corridor capacity expansion
completed on time, safely, within budget

01 Chairman's 2005
   Letter to Shareholders
02 CEO's 2005
   Letter to Shareholders
04 Business Profile
   and Strategy
05 Highlights Summary
06 Operating Results
08 Non-GAAP Earnings
11 Lines of Business
17 Performance Indicators

18 Operating Expenses,
   Before Other
   Specified Items
21 Other Income
   Statement Items
23 Fourth-quarter Summary
26 Quarterly Financial Data
26 Changes in
   Accounting Policy
27 Liquidity and
   Capital Resources
30 Balance Sheet

31 Financial Instruments
33 Off-balance Sheet
   Arrangements
34 Contractual Commitments
35 Future Trends,
   Commitments and Risks
40 Critical Accounting
   Estimates
43 Systems, Procedures
   and Controls
44 Forward-looking Information

45 Glossary of Terms
47 Management's Responsibility
   for Financial Reporting
48 Auditors' Report
49 Consolidated Financial
   Statements
53 Notes to Consolidated
   Financial Statements
91 Five-year Summary
92 Shareholder Information

CHAIRMAN'S 2005 LETTER TO SHAREHOLDERS

This has been an exciting year for Canadian Pacific Railway. The shareholder value we have created since CPR's spin-off from Canadian Pacific Limited in 2001 is substantial. Our company is growing and thriving.

CPR is in better shape financially than it has ever been in its recent history. Our balance sheet is strong and we now have financial flexibility. The railway is generating significantly greater free cash flow. We have retired debt and our debt ratios are now solid. Return on capital employed continues to grow and now covers the cost of capital. We have made impressive progress with our service levels, our operating ratio and our leading safety programs.

Operationally, CPR has made huge strides in building a scheduled railway. CPR's approach to this has been ground breaking. We have leveraged technology, modernized our locomotive and car fleets, struck new and imaginative marketing and operating partnerships with other participants in the transportation supply chain, and increased capacity. By so doing, we have greatly improved the overall operating fluidity and productivity of the railway.

Early last year, your Board did not hesitate to approve the expenditure of capital to expand our network corridor in western Canada. This investment has strengthened, modernized and more closely aligned our capacity with demand for our services. The rationale was compelling and the benefits are clear.

International trade is the fastest growing part of the world economy and I believe that no railway is better situated than CPR to benefit from this growth. Our railway provides Pacific Rim importers and exporters with highly competitive routes between Vancouver and Chicago and many other points east. CPR's Montreal-Chicago rail corridor is one of the shortest land routes for European cargo destined for North America's industrial heartland. Our franchise is well positioned today to benefit from further growth in global trade and world demand for Canadian commodities.

I want to commend CPR's management and employees for the railway's outstanding operating performance. The CPR team is strong and we have the right systems and programs in place to continue to recruit and retain the best people. One thing that has always impressed me about CPR is the depth of talent of our team. They are moving more goods more safely than ever in the history of the railway. At every level of the company, we have top-quality, highly capable railroaders who are passionate about CPR and its contribution to the competitiveness and growth of the North American economy.

I also want to thank the members of our Board of Directors for the critical role each is playing in the development of the company and the skill they have demonstrated in representing shareholders' interests. CPR's Board is both balanced and effective and has given management excellent guidance. Board members have put in place highly effective governance procedures and solid financial controls that will stand CPR and its shareholders in good stead for many years to come.

I will retire from Canadian Pacific Railway's Board in May after more than four years as Chairman. It has been both a privilege and honour for me to have had this opportunity to serve as Chairman of one Canada's greatest enterprises.



J.E. NEWALL
Chairman of the Board

CHIEF EXECUTIVE OFFICER'S 2005 LETTER TO SHAREHOLDERS

By every measure, 2005 was the busiest and most successful year in Canadian Pacific Railway's 125-year history.

We promised our shareholders we would grow our business by double digits. We delivered.

We promised we would generate higher yield. We delivered.

We promised we would recover fuel cost increases. We delivered.

We promised we would grow share earnings. We delivered.

We also said we would expand track capacity and we delivered on that promise, too – completing our largest capacity expansion in Canada in over two decades while at the same time carrying record levels of traffic spurred by a strong North American economy and booming Pacific trade.

As a result, CPR is in excellent shape to take advantage of the many opportunities we see before us. We have the right assets – locomotives, cars and track network – and the right team of people in place.

We completed the expansion of our track corridor in western Canada between the prairies and Vancouver – our busiest stretch of track – safely, on time and within budget. We laid new sections of double track, significantly increased the number of track-to-track crossovers, built and extended sidings and improved signal systems. Every CPR employee involved in this effort can be very proud of this major accomplishment. This expansion has allowed us to improve fluidity and increase rail capacity by 12 % on this strategic corridor.

The decision to invest in the capacity expansion program was made within an environment of general regulatory stability, supported by federal government policy statements and public consultations with a broad range of transportation stakeholders. The decision to expand our network was a timely one, positioning us to handle growing volumes of consumer goods arriving in containers from China and other Asia-Pacific countries, and to supply resources to offshore markets. We continually seek to grow the value and scale of our core business.

Generating quality revenue growth is the guiding principle of our marketing and capacity expansion strategy and our success in 2005 made for a historic year for our railway. Revenue grew robustly in all three of our business lines – bulk, intermodal, and merchandise – increasing 13 % to $4,392 million. This achievement is particularly noteworthy given that a strengthening Canadian dollar trimmed approximately $120 million out of revenue generated in U.S. dollars.

Operating income, before special charges, broke through the billion-dollar mark for the first time, increasing 27 % to $1,001 million, compared to $789 million in 2004. Operating ratio improved 2.6 percentage points to 77.2 %.

Net income rose 30 % to $543 million or $3.39 per diluted share in 2005, including foreign exchange gains on long-term debt and other specified items.

The year was not without its significant challenges. In addition to the impact of the strong Canadian dollar on our revenues, fuel price increases, driven largely by record high crude oil prices and increased refining margins, pushed up operating expenses. CPR was able to recover most of the increases through fuel surcharges and hedging.

We expect the robust business environment the railway experienced in 2005 will continue in 2006.

At a macro level, the North American economy appears to be strong and there is continuing strength in the Asia-Pacific trade that has been driving so much of our activity through the Vancouver Gateway.

The fundamentals of CPR's key business lines are also positive. Resource demand, although tempered from the hyperactivity of the first half of 2005, remains vigorous and Canadian coal, sulphur and potash are very well positioned to serve global demand. Grain volumes should remain strong, although the market for producers is challenging. Our service profile in both intermodal and merchandise is excellent. Intermodal has been a major growth engine for CPR for many years and we see that continuing as dynamic global trading patterns drive the import-export sector. Our merchandise sector

is positioned to grow as a result of improvements we have made to our service levels and our increasing competitiveness with long-haul trucks.

We see continuing room to increase revenues through targeted volume growth and a yield program that is producing higher freight rates and a stronger customer portfolio. The improvements we are making in service quality are also giving us pricing strength in our markets.

CPR will improve freight volumes and yield and drive down costs through our portfolio of initiatives – continuing to develop strategic marketing and operating partnerships; executing a scheduled railway through our innovative Integrated Operating Plan; and being the most fluid railway in North America. Improved fluidity drives more value from existing assets and resources.

Even with our excellent results in 2005 and the strong prospects we see for 2006, we never lose sight of the fact that there are always risks. We continually monitor our network for any signals that may require adaptation on our part. The cyclicality of commodities markets has always been with us and we know that no economic cycle lasts forever. Throughout its history, CPR has proven time and time again that it can manage through adversity. The work we have been doing to strengthen the franchise is designed to ensure that the company will be successful in any economic environment.

None of our strategies will succeed if we do not have the right people to lead at all levels. Our quality revenue growth and productivity goals are built through their efforts. CPR employees at all levels of the organization demonstrated in 2005 how highly engaged they are in our efforts to build a successful railway. We have a strong and reinvigorated management team in place, proving every day its commitment to safety, service, productivity and growth.

Our commitment to safety never wavers and we demonstrated this again in 2005 – by operating the railway safely during our expansion work; through CPR's leadership in safe train operations; and by achieving our lowest rate ever for personal injuries. However, the whole CPR team was deeply saddened by the loss of two of our fellow employees – Dennis Sokoliuk and Robert Martin – in work-related incidents. This reminds us that we can never take CPR's strong safety record for granted and must constantly reinforce our safety culture throughout the organization.

As I have announced my retirement at the close of the Annual General Meeting, this will be my last letter to shareholders. I want to thank you for the opportunity to serve as CPR's President and CEO since 1995. It was an exciting time to lead this great company and its dedicated and talented employee team. I can think of no better job in the country.

As part of our transition, we made significant changes to our management team at the end of 2005. It is the intention of the Board to appoint Fred Green as President and CEO following the Annual General Meeting. Fred is an excellent leader and I have every confidence that he and the management team will lead this enterprise to great accomplishments.

I also wish to thank our Board of Directors for their support during a historic year for the railway. In particular, I wish to extend a special personal note of thanks and gratitude to Ted Newall, who will be retiring as Chairman this year. Ted has made an invaluable contribution in building CPR into the success story that it is today. Since 2001, when CPR once again became a stand-alone company, shareholders have seen the CPR share price more than double to $48.71 at the end of 2005 from $22.50 on the day we began public trading.

With confidence in the strength of our franchise, a plan for implementing our strategic initiatives, and a continuing robust economic environment, CPR stands ready to take on the challenges and capture the many opportunities that we see ahead in 2006.



ROBERT J. RITCHIE
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 20, 2006

This Management's Discussion and Analysis ("MD&A") supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2005. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In this MD&A, "our", "us", "we", "CPR" and "the Company" refer to Canadian Pacific Railway Limited and its subsidiaries. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.

BUSINESS PROFILE AND STRATEGY

Business Profile

Canadian Pacific Railway Limited and its subsidiaries operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 13,600 miles, serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

Strategy

Our objective is to create long-term value for customers, shareholders and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:

- generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

- improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan), and driving more value from existing assets and resources (improving "fluidity"); and

- continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

Additional Information

Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

HIGHLIGHTS SUMMARY

For the year ended December 31 (in millions, except per-share data)

	2005	2004	2003
Revenues	$ **4,391.6**	$ 3,902.9	$ 3,660.7
Operating expenses	**3,390.2**	3,114.4	2,931.1
Operating income, before the following:	**1,001.4**	788.5	729.6
Special charge for (reduction to) labour restructuring and asset impairment	**44.2**	(19.0)	215.1
Special charge for (reduction to) environmental remediation	**(33.9)**	90.9	–
Loss on transfer of assets to outsourcing firm	**–**	–	28.9
Operating income	**991.1**	716.6	485.6
Other charges	**18.1**	36.1	33.5
Foreign exchange gains on long-term debt ("FX on LTD")	**(44.7)**	(94.4)	(209.5)
Interest expense	**204.2**	218.6	218.7
Income tax expense	**270.6**	143.3	41.6
Net income	$ **542.9**	$ 413.0	$ 401.3
Basic earnings per share	$ **3.43**	$ 2.60	$ 2.53
Diluted earnings per share	$ **3.39**	$ 2.60	$ 2.52
Total assets	$**10,891.1**	$10,499.8	$ 9,956.7
Total long-term financial liabilities	$ **5,388.7**	$ 5,229.2	$ 5,347.5
Dividends declared (per share)	$ **0.5825**	$ 0.5200	$ 0.5100

OPERATING RESULTS

Income

Net income for the year ended December 31, 2005, was $542.9 million, up $129.9 million from 2004. Net income was $413.0 million in 2004, an increase of $11.7 million from $401.3 million in 2003. Operating income in 2005 was $991.1 million, up $274.5 million from 2004. Operating income was $716.6 million in 2004, an increase of $231.0 million from $485.6 million in 2003. The increase in 2005, compared with 2004, was due to:

- higher revenues resulting from increased freight rates and volumes;
- a $90.9-million special charge taken in the fourth quarter of 2004 for environmental clean-up costs (discussed further in this MD&A under the sub-heading "Other Specified Items" in the section "Non-GAAP Earnings"), compared with 2005 when there were no such special charges;
- a reduction of $33.9 million (discussed further in this MD&A under the sub-heading "Other Specified Items") in the third quarter of 2005 to the special charge for environmental clean-up costs; and
- revenue of approximately $23 million recorded in the first half of 2005, relating to prior years, as a result of an agreement reached with Elk Valley Coal Partnership ("EVC") (discussed further in this MD&A under the sub-heading "Coal" in the sub-section "Revenues").

The increase in 2005 was partially offset by:

- higher costs for compensation and benefits, and depreciation and amortization (discussed further in this MD&A under the heading "Operating Expenses, Before Other Specified Items");
- a special charge of $44.2 million taken in the fourth quarter of 2005 for a new restructuring initiative to reduce administrative costs (discussed further in this MD&A under the sub-heading "Other Specified Items");
- a reduction of $19.0 million taken in 2004 related to the restructuring portion of a special charge taken in 2003 for restructuring and asset impairment (the reduction and special charge are discussed further in this MD&A under the sub-heading "Other Specified Items"), compared with 2005 when no such reductions occurred;
- the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses; and
- the impact of inflation on expenses.

Fuel prices were significantly higher in 2005 than in 2004. We responded by expanding the percentage of our business covered by fuel surcharges and by continuing our hedge program. These initiatives enabled CPR to recover almost all of the fuel price increase in 2005.

Increased income tax expenses (discussed further in this MD&A in the section "Other Income Statement Items") and a decrease of $49.7 million in before-tax ($72.1 million after tax) foreign exchange gains on long-term debt ("FX on LTD") also had a negative impact on net income in 2005.

Net and operating income in 2004 increased from 2003 mainly due to:

- higher revenues resulting from increased freight volumes and rates;
- a special charge of $215.1 million for restructuring and asset impairment taken in the second quarter of 2003, compared with 2004 when there were no such charges;
- a loss of $28.9 million on the transfer of assets to IBM Canada Ltd. ("IBM") taken in the fourth quarter of 2003 (discussed further in this MD&A under the sub-heading "Other Specified Items"), compared with 2004 when there were no such losses; and
- the $19.0-million reduction taken in 2004 related to the special charge taken in the second quarter of 2003 for restructuring and asset impairment.

The increase in 2004 was partially offset by:

- higher costs in 2004 for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses (discussed further in this MD&A in the section "Operating Expenses, Before Other Specified Items");
- the reduction to 2004 earnings resulting from the special charge for environmental clean-up costs; and
- the net effect of the change in Foreign Exchange on U.S. dollar-denominated revenues and expenses.

The special charges taken in 2004 and 2003 are discussed further in this MD&A under the sub-heading "Other Specified Items".

Net income was also negatively affected in 2004 by a decrease of $115.1 million in before-tax ($130 million after tax) FX on LTD gains.

Diluted Earnings per Share

Diluted earnings per share ("EPS") in 2005 was $3.39, an increase of $0.79 from 2004. Diluted EPS of $2.60 in 2004 was an increase of $0.08 from $2.52 in 2003. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in 2005 resulting from a reduction in the number of shares outstanding as shares were cancelled through our share repurchase plan (discussed further in this MD&A under the sub-heading "Share Capital", in the section "Balance Sheet").

Operating Ratio

Our operating ratio improved to 77.2 % in 2005, compared with 79.8 % in 2004 and 80.1 % in 2003. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading "Other Specified Items"), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.

Effect of Foreign Exchange on Earnings

Fluctuations in Foreign Exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the U.S. dollar. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. Fluctuations were significant year over year, as the Canadian dollar strengthened against the U.S. dollar by approximately 7 % in 2005, compared with 2004, and by approximately 8 % in 2004, compared with 2003. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.21 in 2005 from $1.30 in 2004 and $1.41 in 2003. The table on page 8 shows the approximate effect of the change in Foreign Exchange on our revenues and expenses in 2005 and 2004. This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.

On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had a substantial impact on our operating income in 2005 and 2004, as illustrated in the table on page 8. From time to time, we use foreign exchange forward contracts to partially hedge the effects of Foreign Exchange transaction gains and losses and other economic effects on our business. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in this MD&A in the section "Financial Instruments".

Favourable (Unfavourable) Effect on Earnings Due to the Change in Foreign Exchange

For the year ended December 31 (in millions, except foreign exchange rate) (unaudited)

	2005	2004 [1]
Average annual foreign exchange rate	**$ 1.21**	$ 1.30
Freight revenues		
Grain	**$ (23)**	$ (25)
Coal	**(8)**	(8)
Sulphur and fertilizers	**(11)**	(14)
Forest products	**(16)**	(17)
Industrial and consumer products	**(25)**	(25)
Automotive	**(14)**	(16)
Intermodal	**(21)**	(22)
Other revenues	**(2)**	(3)
Total revenues	**(120)**	(130)
Operating expenses, before other specified items [2]		
Compensation and benefits	**23**	28
Fuel	**23**	24
Materials	**3**	3
Equipment rents	**13**	16
Depreciation and amortization	**5**	5
Purchased services and other	**18**	23
Total operating expenses, before other specified items [2]	**85**	99
Operating income, before other specified items [2]	**(35)**	(31)
Other expenses		
Other charges	**1**	3
Interest expense	**12**	13
Income tax expense, before FX on LTD and other specified items [2]	**6**	3
Income, before FX on LTD and other specified items [2]	**$ (16)**	$ (12)

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

[2] These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the "Non-GAAP Earnings" section of this MD&A.

NON-GAAP EARNINGS

We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The table on page 9 details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash excludes cash provided by (used in) financing activities but is after payment of dividends. Free cash is discussed further and reconciled to the increase in cash as presented in the financial statements in the "Liquidity and Capital Resources" section of this MD&A.

Earnings that exclude FX on LTD and other specified items, and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Summarized Statement of Consolidated Income

(reconciliation of non-GAAP earnings to GAAP earnings)

(in millions) (unaudited)	For the year ended December 31			For the three months ended December 31	
	2005	2004	2003	**2005**	2004
Revenues	**$ 4,391.6**	$ 3,902.9	$ 3,660.7	**$ 1,166.9**	$ 1,021.9
Operating expenses, before other specified items [1]	**3,390.2**	3,114.4	2,931.1	**864.7**	788.9
Operating income, before other specified items [1]	**1,001.4**	788.5	729.6	**302.2**	233.0
Other charges	**18.1**	36.1	33.5	**6.8**	12.9
Interest expense	**204.2**	218.6	218.7	**49.1**	52.6
Income tax expense, before income tax on FX on LTD and other specified items [1]	**250.8**	172.4	147.3	**77.5**	51.2
Income, before FX on LTD and other specified items [1]	**528.3**	361.4	330.1	**168.8**	116.3
Foreign exchange (gains) losses on long-term debt					
FX on LTD – (gains) losses	**(44.7)**	(94.4)	(209.5)	**0.6**	(57.2)
Income tax on FX on LTD	**22.4**	–	(14.9)	**4.5**	1.4
FX on LTD (net of tax)	**(22.3)**	(94.4)	(224.4)	**5.1**	(55.8)
Other specified items [1]					
Special charge for (reduction to) labour restructuring and asset impairment	**44.2**	(19.0)	215.1	**44.2**	(19.0)
Special charge for (reduction to) environmental remediation	**(33.9)**	90.9	–	**–**	90.9
Loss on transfer of assets to outsourcing firm	**–**	–	28.9	**–**	–
Income tax on other specified items	**(2.6)**	(29.1)	(84.2)	**(15.9)**	(29.1)
Special charges and loss on transfer of assets (net of tax)	**7.7**	42.8	159.8	**28.3**	42.8
Revaluation of future income taxes	**–**	–	(59.3)	**–**	–
Effect of increase in tax rates	**–**	–	52.7	**–**	–
Net income	**$ 542.9**	$ 413.0	$ 401.3	**$ 135.4**	$ 129.3

[1] These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are discussed further in this MD&A in this section under the sub-heading "Other Specified Items".

Non-GAAP Performance Indicators

(reconciliation of non-GAAP EPS to GAAP EPS)

(unaudited)	For the year ended December 31			For the three months ended December 31	
	2005	2004	2003	**2005**	2004
Diluted EPS, before FX on LTD and other specified items [(1)]	**$ 3.30**	$ 2.27	$ 2.07	**$ 1.06**	$ 0.73
Diluted EPS, related to FX on LTD – net of tax	**0.14**	0.59	1.41	**(0.03)**	0.35
Diluted EPS, related to other specified items – net of tax	**(0.05)**	(0.26)	(0.96)	**(0.18)**	(0.27)
Diluted EPS, as determined by GAAP	**$ 3.39**	$ 2.60	$ 2.52	**$ 0.85**	$ 0.81

[(1)] These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are discussed further in this MD&A in this section under the sub-heading "Other Specified Items".

Foreign Exchange Gains (Losses) on Long-term Debt

Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses are calculated using the difference in foreign exchange rates at the beginning and end of each period. They are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, disclosed above, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.

Foreign exchange gains on long-term debt were realized in 2005 as the Canadian dollar exchange rate on December 31, 2005, strengthened relative to the U.S. dollar, compared with the rate on December 31, 2004. There were also foreign exchange gains on long-term debt in 2004 and 2003 as the exchange rate of the Canadian dollar relative to the U.S. dollar strengthened on December 31, 2004 and 2003, respectively, compared with the rate on December 31 of the prior years.

Foreign exchange gains on long-term debt were $44.7 million before tax in 2005, $94.4 million before tax in 2004, and $209.5 million before tax in 2003. The changes were due to the effect of the change in Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $10 million.

In 2005, income tax expense related to FX on LTD capital gains increased because certain capital losses were no longer available to offset capital gains arising from FX on LTD (discussed further in this MD&A under the sub-heading "Income Taxes", in the section "Other Income Statement Items").

Other Specified Items

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

In 2005, other specified items included the following:

- A new restructuring initiative to reduce management and administrative costs, which resulted in a special charge of $28.3 million after tax ($44.2 million before tax) in the fourth quarter of 2005. The restructuring is intended to eliminate more than 400 positions (discussed further in this MD&A under the sub-heading "Restructuring" in the section "Future Trends, Commitments and Risks").

- As a result of a binding settlement reached in the third quarter of 2005, we recognized a reduction of $20.6 million after tax ($33.9 million before tax) (discussed further in this MD&A under the sub-heading "Environmental" in the section "Future Trends, Commitments and Risks") to a special charge taken in the fourth quarter of 2004. As part of the settlement, we received $3.6 million in cash and were able to reduce by $30.3 million an environmental remediation liability related to one of our properties.

In 2004, other specified items included the following:

- A special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect the estimated costs required to clean up environmental contamination at a property in the U.S. (discussed further in this MD&A under the sub-heading "Environmental" in the section "Future Trends, Commitments and Risks").

- A favourable adjustment of $12.4 million after tax ($19.0 million before tax) in the fourth quarter of 2004, reflecting a reduction of a portion of the labour liability included in the special charge we took in the second quarter of 2003 (discussed below). The labour liability included in the special charge in 2003 was for original estimates of labour liabilities to be incurred to restructure our northeastern U.S. operations. In 2004, we achieved a successful new arrangement with Norfolk Southern Railway that is generating efficiency improvements to operations in the region. As a result, we did not incur the expected labour restructuring costs and the liability associated with restructuring our northeastern U.S. operations was reversed.

In 2003, other specified items included the following:

- In the second quarter of 2003, we took a special charge of $141.4 million after tax ($215.1 million before tax) to reflect the costs associated with a restructuring initiative that was expected to eliminate 820 jobs by the end of 2005 (discussed further in this MD&A under the sub-heading "Restructuring" in the section "Future Trends, Commitments and Risks") and to adjust the value of certain under-performing assets to fair value.

- In the fourth quarter of 2003, we transferred assets to IBM under a seven-year, $200-million agreement for IBM to operate and enhance our computing infrastructure. The arrangement will reduce our costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service. We recognized a loss of $18.4 million after tax ($28.9 million before tax) on the transfer of these assets.

- In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. We have adjusted our future income taxes, which were previously based on these reduced rates, upwards by $52.7 million to reflect the change.

- Following a revaluation in 2003 of various other components that determine our future income tax liability, we reduced the estimate of our future income tax liability by $59.3 million.

LINES OF BUSINESS

Volumes

Higher freight volumes generally contribute to increased revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

In 2005, total revenue ton-miles ("RTM") increased 1,676 million, or 1 %, from 2004. In 2004, RTMs increased 9,028 million, or 8 %, from 2003. In 2005, total carloads decreased 22.6 thousand, or 1 %, from 2004. In 2004, carloads increased 159.6 thousand, or 6 %, from 2003.

In 2005, volumes increased in the grain and industrial and consumer products lines of business, compared with 2004 and 2003. Grain volumes were up due to increased crop size and strong export demand. Volumes of industrial and consumer products increased due to strong demand for steel, chemical and energy products, and aggregates. We also obtained more longer-haul business, which resulted in an increase in RTMs. Overall, carloads were reduced as a result of initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic. The introduction in 2005 of additional high-capacity freight cars also resulted in fewer carloads being required to move an equal amount of freight tonnage.

Volumes

For the year ended December 31	2005	2004 [1]	2003 [1]
Carloads (in thousands)			
Grain	**338.7**	321.2	308.7
Coal	**352.3**	395.2	359.6
Sulphur and fertilizers	**201.8**	211.8	189.0
Forest products	**153.7**	160.3	164.2
Industrial and consumer products	**322.2**	319.0	298.6
Automotive	**168.1**	171.7	177.2
Intermodal	**1,139.4**	1,119.6	1,041.9
Total carloads	**2,676.2**	2,698.8	2,539.2
Revenue ton-miles (in millions)			
Grain	**26,081**	23,805	23,040
Coal	**23,833**	25,241	22,155
Sulphur and fertilizers	**20,080**	20,418	18,186
Forest products	**9,953**	10,557	10,789
Industrial and consumer products	**15,936**	15,566	14,733
Automotive	**2,361**	2,291	2,564
Intermodal	**27,059**	25,749	23,132
Total revenue ton-miles	**125,303**	123,627	114,599

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

Revenues

Our revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.

Freight volume growth in certain lines of business was partly responsible for an increase in freight revenues of 13 % in 2005, compared with 2004, and a 7 % increase in 2004, compared with 2003.

For the year ended December 31 (in millions)	2005	2004 [1]	2003 [1]
Grain	$ **754.5**	$ 668.2	$ 644.4
Coal	**728.8**	530.3	444.0
Sulphur and fertilizers	**447.1**	460.0	417.4
Forest products	**333.9**	322.0	328.8
Industrial and consumer products	**542.9**	481.4	459.9
Automotive	**298.0**	288.5	304.2
Intermodal	**1,161.1**	1,034.7	926.4
Total freight revenues	**$ 4,266.3**	$ 3,785.1	$ 3,525.1
Other revenues	**125.3**	117.8	135.6
Total revenues	**$ 4,391.6**	$ 3,902.9	$ 3,660.7

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

Freight Revenues

Freight revenues are earned from transportation of bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues were $4,266.3 million in 2005, an increase of $481.2 million, or 13 %, from 2004. Freight revenues were $3,785.1 million in 2004, an increase of $260.0 million, or 7 %, from $3,525.1 million in 2003.

Freight revenues increased mainly as a result of:

- improved freight rates, including fuel surcharges;

- our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic; and

- revenue recorded as a result of an agreement reached with EVC, which related to prior periods (discussed further in this section under the sub-heading "Coal").

These increases were partially offset by the negative effect on freight revenues of approximately $118 million due to the change in Foreign Exchange.

Freight revenues increased in 2004, compared with 2003, mainly as a result of volume growth, partially offset by the approximately $127-million negative effect of the change in Foreign Exchange and the effect on volumes and revenues resulting from an avalanche that caused a disruption on the busiest portion of our mainline in the first quarter of 2004.

We apply a fuel surcharge to freight rates to mitigate the impact of fuel price increases. Our fuel surcharge is adjusted to respond to fluctuations in fuel prices. In 2005, we recovered almost all of our fuel price increase through surcharge revenues (which are included in freight revenues) and the benefits of hedging. In 2004, we recovered approximately two-thirds of our fuel price increase through surcharge revenues and the benefits of hedging.

At December 31, 2005, one customer comprised 14.5 % of total revenues and 8.0 % of our total accounts receivable. At December 31, 2004, one customer comprised 11.7 % of total revenues and 12.4 % of our total accounts receivable. In 2003, we did not generate more than 10 % of our total revenues from any single customer.

Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in 2005 were $754.5 million, an increase of $86.3 million from 2004. Grain revenues of $668.2 million in 2004 were up $23.8 million from $644.4 million in 2003.

Grain revenues increased in 2005, compared with 2004, due to:

- increased freight rates, including fuel surcharges;

- higher volumes as a result of a larger harvest in 2005 than in 2004; and

- increased export volumes in both the Canadian and U.S. markets due to strong worldwide demand for grain and operational improvements that have increased car availability on trains to the U.S. Pacific Northwest.

Increases in grain revenues were partially offset by the effect of the change in Foreign Exchange.

Canadian grain volumes and revenues increased in 2004, compared with 2003, as a result of strong world demand and a larger crop following a drought-induced decline experienced throughout 2002 and in the first half of 2003.

U.S. grain volumes increased in 2004. However, the associated revenue increase was partially offset by the effect of the change in Foreign Exchange.

Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Vancouver and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In 2005, coal revenues were $728.8 million, an increase of $198.5 million from 2004. Coal revenues were $530.3 million in 2004, up $86.3 million from $444.0 million in 2003.

In 2005, compared with 2004, coal revenues increased due to:

- higher freight rates;
- revenues recorded as a result of the agreement reached with EVC, which related to prior periods (discussed below); and
- business from new U.S. customers, which replaced certain low-margin, short-haul traffic.

These increases were partially offset by:

- initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic, which resulted in lower U.S. volumes and a minor decrease in U.S. revenues;
- a decrease in coal transported to the Port of Vancouver as a result of a customer's decline in production; and
- a decrease in Canadian coal transported to the U.S. Midwest due to a steel mill shutdown.

Revenues increased in 2004, compared with 2003, largely due to:

- a strong steel market, which created higher world demand for metallurgical coal;
- increased freight rates;
- operational improvements that allowed us to transport more coal; and
- a positive freight rate adjustment made in the fourth quarter of 2004 for eastbound coal shipments.

In the first quarter of 2005, we reached a new agreement with our main coal customer, EVC. Coal revenues reported in this MD&A for 2005 include retroactive amounts owed to us under the agreement,

which included increased rates and minimum volumes to be transported. Revenues of approximately $23 million in 2005 are attributable to services provided to EVC in 2004, primarily as a result of the agreement.

Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, and to other Canadian and U.S. destinations. Revenues were $447.1 million in 2005, a decrease of $12.9 million from 2004. Revenues were $460.0 million in 2004, up $42.6 million from $417.4 million in 2003.

Revenues decreased in 2005, compared with 2004, due to:

- the effect of the change in Foreign Exchange;
- reduced domestic shipments of potash as a result of lower producer inventories in the first half of 2005; and
- lower domestic shipments of potash in the fourth quarter of 2005 as a result of high potash prices and reduced farm demand for fertilizers.

These decreases were partially offset by higher freight rates and increased export potash shipments, driven by greater demand in China and other Asian markets in the first half of 2005.

Revenues were higher in 2004, compared with 2003, mainly due to increased export potash shipments driven by greater demand in Brazil and certain Asian markets. The increase was partially offset by the effect of the change in Foreign Exchange.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $333.9 million in 2005, an increase of $11.9 million from 2004. Revenues were $322.0 million in 2004, down $6.8 million from $328.8 million in 2003.

Revenues increased in 2005, compared with 2004, as higher freight rates, including fuel surcharges, more than offset the effect of the change in Foreign Exchange and lower volumes resulting from initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.

Lower revenues in 2004, compared with 2003, were attributable to:

- the effect of the change in Foreign Exchange; and
- severe winter weather conditions that reduced car availability and customer car loading capacity in the first half of 2004.

These factors were partially offset by increased freight rates and a shift to rail transportation from truck in the newsprint market in the second half of 2004.

Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. In 2005, industrial and consumer products revenues were $542.9 million, an increase of $61.5 million from 2004. Revenues were $481.4 million in 2004, up $21.5 million from $459.9 million in 2003.

Industrial and consumer products revenues increased in 2005, compared with 2004, as a result of:

- higher freight rates, including fuel surcharges; and
- greater demand for steel, chemicals and energy and construction products, driven by economic expansion.

The higher revenues were partially offset by the effect of the change in Foreign Exchange and lower volumes resulting from reduced demand for plastics in the first half of 2005.

Revenues increased in 2004, compared with 2003, as a result of:

- higher freight rates;
- greater steel demand driven by economic expansion and pipeline projects;
- a strong demand for aggregates in the construction and manufacturing sectors; and
- increased market share for plastics.

These increases in revenues were partially offset by the effect of the change in Foreign Exchange.

In the fourth quarter of 2005, revenues for food and consumer products were reclassified to industrial and consumer products from intermodal (discussed further in this section under the sub-heading "Intermodal").

Automotive

Automotive consists primarily of the transportation of domestic and import vehicles, and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In 2005, automotive revenues were $298.0 million, an increase of $9.5 million from 2004. Automotive revenues were $288.5 million in 2004, down $15.7 million from $304.2 million in 2003.

The increase in automotive revenues in 2005, compared with 2004, was primarily due to:

- higher freight rates, including fuel surcharges; and
- increased RTMs as a result of strong markets for import vehicles.

These increases were partially offset by the effect of the change in Foreign Exchange.

Automotive revenues were lower in 2004, compared with 2003, as a result of:

- the effect of the change in Foreign Exchange;
- a decline in consumer demand for certain vehicle models in 2004; and
- the loss of certain business to a competing railway.

This decrease was partially offset by a power outage in 2003 that affected our customers in eastern Canada and the northeastern U.S., resulting in reduced automotive shipments and revenues.

Intermodal

Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada, and to and from the U.S. The international segment handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $1,161.1 million in 2005, an increase of $126.4 million from 2004. Intermodal revenues were $1,034.7 million in 2004, up $108.3 million from $926.4 million in 2003.

Growth in our international intermodal revenues in 2005, compared with 2004, resulted from:

- increased freight rates, including fuel surcharges;
- higher volumes at the Port of Vancouver driven by strong global trade; and
- an increase in rates charged for the return of empty containers to port.

In domestic intermodal, revenue growth in 2005 was due to increased freight rates, including fuel surcharges, partially offset by:

- lower volumes compared to 2004 when a strike at a competing railway caused an increase in volumes for CPR; and
- reduced volumes and revenues due to the elimination of our Expressway trailer-on-flatcar service between Toronto and Detroit.

All increases in intermodal revenues were partially offset by the effect of the change in Foreign Exchange.

The growth in our international business in 2004, compared with 2003, was due mainly to increased volumes as a result of improved world economic conditions and a general trend toward containerized traffic. Domestic intermodal revenue growth in 2004, compared with 2003, was due to higher demand in the retail market and rate increases. Increases in all intermodal revenues in 2004 were partially offset by the effect of the change in Foreign Exchange.

The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the U.S. Our food and consumer group historically has been reported as part of the intermodal business line. However, changes in our market have made it more appropriate to include this group with our industrial and consumer products business line. The change occurred in the fourth quarter of 2005. In 2005, $52.4 million in revenues were reclassified from intermodal revenues to the industrial and consumer products business line. Similarly, we reclassified revenues of $51.2 million in 2004 and $59.5 million in 2003.

In the fourth quarter of 2005, revenues from other intermodal fees and services were reclassified to intermodal from other revenues (discussed further in this section under the sub-heading "Other Revenues").

Other Revenues

Other revenues are generated from leasing certain assets, switching fees, land sales and business partnerships. Other revenues in 2005 were $125.3 million, an increase of $7.5 million from 2004. Other revenues of $117.8 million in 2004 were down $17.8 million from $135.6 million in 2003.

In 2005, compared with 2004, other revenues increased due to:

- the reclassification in 2005 of certain proceeds from passenger transportation to "Other Revenues" from "Operating Expenses, Before Other Specified Items" (effective the first quarter of 2005); and
- increased land sale revenues.

The increase was partially offset by:

- a portion of "Other Revenues" reclassified to "Freight Revenues" as a result of the proportionate consolidation of a business partnership; and
- an accrual adjustment to leasing revenues.

Other revenues were lower in 2004, compared with 2003, mainly due to:

- lower land and leasing revenues; and
- lower equity income from business partnerships.

Other revenues have historically included other intermodal revenues, which are derived mainly from container storage and terminal service fees. However, it is more appropriate to include these revenues with the intermodal business line since they are earned through intermodal activity.

Beginning in the fourth quarter of 2005, other intermodal revenues were reclassified to intermodal revenues. In 2005, $62.0 million was reclassified to intermodal revenue from "Other Revenues". Similarly, we reclassified revenues of $56.3 million in 2004 and $45.8 million in 2003.

Freight Revenue per Carload

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. In 2005, total freight revenue per carload increased $191, or 14%, from 2004. Total freight revenue per carload in 2004 increased $15, or 1%, from 2003.

The increase in 2005, compared with 2004, was due to:

- higher freight rates, including fuel surcharges;
- the adjustment for the EVC agreement; and
- a longer average distance of haul.

These increases more than offset the effect of the change in Foreign Exchange, as well as the reduced carloads and revenues associated with our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.

The increase in 2004, compared with 2003, was due to higher freight rates, which more than offset the effect of the change in Foreign Exchange.

Freight Revenue per Carload

For the year ended December 31 ($) (unaudited)	2005	2004 [1]	2003 [1]
Total freight revenue per carload	**1,594**	1,403	1,388
Grain	**2,228**	2,080	2,087
Coal	**2,069**	1,342	1,235
Sulphur and fertilizers	**2,216**	2,172	2,208
Forest products	**2,172**	2,009	2,002
Industrial and consumer products	**1,685**	1,509	1,540
Automotive	**1,773**	1,680	1,717
Intermodal	**1,019**	924	889

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

PERFORMANCE INDICATORS

We believe that the indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms.

For the year ended December 31 (unaudited)	2005	2004 [1]	2003 [1]
Safety indicators			
FRA personal injuries per 200,000 employee-hours	**2.3**	2.7	3.1
FRA train accidents per million train-miles	**2.1**	2.1	1.8
Volume and productivity indicators			
Gross ton-miles ("GTM") of freight (millions)	**242,100**	236,451	221,884
Train-miles (thousands)	**43,054**	41,344	40,470
Average train weights (tons)	**5,623**	5,719	5,483
Efficiency and other indicators			
U.S. gallons of fuel per 1,000 GTMs	**1.18**	1.20	1.24
Average number of active employees	**16,448**	16,056	16,126
Miles of road operated at end of period	**13,626**	13,817	13,848
Freight revenue per RTM (cents)	**3.40**	3.06	3.08

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

Safety Indicators

Safety is a key priority for our management and Board of Directors. We use two key safety indicators, each of which follows strict U.S. Federal Railroad Administration ("FRA") reporting guidelines:

- FRA personal injuries per 200,000 employee-hours; and
- FRA train accidents per million train-miles.

The personal injury rate in 2005 was 2.3, a 15 % improvement compared with 2004 and a 26 % improvement compared with 2003. Our safety management processes ensure a continuous and consistent focus on improving safety. In 2005, new safety rules were introduced, including changes in procedures used by train crew personnel to get on and off trains, which contributed to the improved safety result.

The train accident rate in both 2005 and 2004 was 2.1, up 17 % from 1.8 in 2003. In 2005, improvements in train safety on CPR's track were offset by an increase in train accidents involving CPR trains while on track owned by other railways. The increase in 2004, compared with 2003, occurred mainly during the first two quarters of 2004, and in particular, during unusually cold weather early in the year.

Productivity Indicators

An increase in these measures indicates additional productivity during the period. Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs, such as fuel and crew costs.

Efficiency and Other Indicators

- U.S. gallons of fuel per 1,000 GTMs improved 2 % in 2005, compared with 2004, as a result of utilizing additional fuel-efficient locomotives; improved Integrated Operating Plan ("IOP") design and execution; and fuel conservation efforts (discussed under the sub-headings "General Risks" and "Crude Oil Prices" in the section "Future Trends, Commitments and Risks"). A 3 % improvement in 2004, compared with 2003, was the result of productivity initiatives and improved operating conditions.

- Our average number of active employees increased 2 % in 2005, compared with 2004. Train crews were hired to handle business growth, and additional workers were needed for increased capital program work in 2005, including a major track expansion of our western corridor. This hiring more than offset job reductions under restructuring initiatives. Our average number of active employees decreased slightly in 2004, compared with 2003, due to reductions made under restructuring initiatives, partially offset by hiring to handle business growth.

Freight revenue per RTM increased in 2005, compared with 2004, primarily due to increases in freight rates and fuel surcharge revenues. These increases were partially offset by the effect of the change in Foreign Exchange. Freight revenue per RTM decreased slightly in 2004, compared with 2003, mainly due to the effect of the change in Foreign Exchange, partially offset by rate increases.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS [1]

For the year ended December 31 (in millions)	2005 Expense	2005 % of revenue	2004 Expense	2004 % of revenue	2003 [2] Expense	2003 [2] % of revenue
Compensation and benefits	$ 1,322.2	30.1	$ 1,259.6	32.3	$ 1,163.9	31.8
Fuel	588.0	13.4	440.0	11.3	393.6	10.8
Materials	203.3	4.6	178.5	4.6	179.2	4.9
Equipment rents	210.0	4.8	218.5	5.6	238.5	6.5
Depreciation and amortization	445.1	10.1	407.1	10.4	372.3	10.2
Purchased services and other	621.6	14.2	610.7	15.6	583.6	15.9
Total	**$ 3,390.2**	**77.2**	$ 3,114.4	79.8	$ 2,931.1	80.1

[1] These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the "Non-GAAP Earnings" section of this MD&A.

[2] Certain prior period figures have been reclassified to conform with presentation adopted in 2005 and 2004.

Operating expenses, before other specified items, increased by $275.8 million, or 9 %, from 2004. These expenses increased in 2004 by $183.3 million, or 6 %, from 2003.

Operating expenses in 2005, compared with 2004, were higher due largely to:

• higher fuel, depreciation and amortization, and compensation and benefits costs;

• increased GTMs; and

• the effect of inflation.

These factors were partially offset by a favourable Foreign Exchange impact of approximately $85 million in 2005.

In 2004, compared with 2003, operating expenses increased due largely to:

• the impact of inflation;

• higher fuel, depreciation, and compensation and benefits costs; and

• higher costs associated with business growth.

These increases were partially offset by a favourable Foreign Exchange impact of approximately $99 million in 2004.

Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2005, compensation and benefits expense was $1,322.2 million, an increase of $62.6 million from 2004. Compensation and benefits expense was $1,259.6 million in 2004, an increase of $95.7 million from $1,163.9 million in 2003.

In 2005, compared with 2004, compensation and benefits expense increased as a result of:

• higher costs associated with employee incentive compensation (due largely to increased share prices affecting stock-based compensation);

• the impact of inflation;

• selective hiring to handle increased freight volumes; and

• increased pension costs.

The increase in compensation and benefits expense was partially offset by lower expenses resulting from restructuring initiatives and the positive impact of the change in Foreign Exchange.

Expenses increased in 2004, compared with 2003, due to:

• higher performance-based incentive compensation in 2004, compared with 2003 when these expenses were below normal levels;

• the impact of inflation;

• increased pension costs;

• selective hiring to handle increased freight volumes and the associated training costs; and

• favourable expense adjustments during the first quarter of 2003.

These increases were partially offset by lower expenses resulting from restructuring initiatives.

Fuel

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. In 2005, fuel expense was $588.0 million, an increase of $148.0 million from 2004. Fuel expense was $440.0 million in 2004, up $46.4 million from $393.6 million in 2003.

In 2005, fuel expense increased due to:

• higher crude oil prices and refining charges;

• business growth; and

• fuel tax refunds received in 2004.

Increases in fuel expense were partially offset by:

• the change in Foreign Exchange;

• our fuel hedging program; and

• fuel conservation measures.

Fuel expense increased in 2004, compared with 2003, as a result of higher crude oil prices and business growth. These increases were partially offset by:

• the change in Foreign Exchange;

• our fuel hedging program;

• fuel efficiency measures;

• favourable refining charges;

• fuel tax refunds in 2004; and

• positive inventory adjustments.

We also have a revenue fuel surcharge program (as discussed in this MD&A in the section "Lines of Business" under the sub-heading "Freight Revenues") to mitigate the impact of fuel price increases.

Materials

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense was $203.3 million in 2005, an increase of $24.8 million from 2004. Materials expense was $178.5 million in 2004, down slightly from $179.2 million in 2003.

Materials expense increased in 2005, compared with 2004, due to:

- increased wheel replacements on freight cars, as well as higher consumption of other materials used to repair and service freight cars;
- higher gasoline and heating costs; and
- recoveries received from a supplier in 2004.

These increases were partially offset by the effect of the change in Foreign Exchange.

The decline in 2004, compared with 2003, was due to:

- lower consumption of materials used for track maintenance;
- reduced computer hardware and software expenses, beginning in January 2004, as a result of a new outsourcing agreement with IBM; and
- the effect of the change in Foreign Exchange.

These decreases were offset by higher fuel costs for vehicles and increased consumption of locomotive repair and servicing materials.

Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other railways and companies. In 2005, equipment rents expense was $210.0 million, a decrease of $8.5 million from 2004. Equipment rents expense was $218.5 million in 2004, down $20.0 million from $238.5 million in 2003.

Equipment rents expense decreased in 2005, compared with 2004, due mainly to:

- the effect of the change in Foreign Exchange;
- increased charges to customers for loading and unloading delays;
- lower payments to other railways for the use of their freight cars and locomotives, due to more efficient movement of traffic on our network; and
- favourable adjustments in the first half of 2005 for freight car rentals pertaining to prior periods.

These decreases were partially offset by increased lease costs as a result of higher lease rates and our need for additional locomotives and freight cars to handle business growth.

The decrease in 2004, compared with 2003, was due to:

- the effect of the change in Foreign Exchange;
- higher earnings from customers and railways for the use of our cars; and
- an overall reduction in freight car rental rates.

These decreases were partially offset by additional leases acquired for locomotives and freight cars to handle growing freight volumes.

Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $445.1 million in 2005, an increase of $38.0 million from 2004. Depreciation and amortization expense of $407.1 million in 2004 was up $34.8 million from $372.3 million in 2003.

The increase in 2005 was due largely to additions to our capital assets and higher depreciation rates on certain maintenance equipment.

These increases were partially mitigated by the effect of the change in Foreign Exchange and the retirement of assets.

The increase in 2004, compared with 2003, was due largely to additions to our capital assets and higher depreciation rates on certain track assets, particularly rail. This increase was partially mitigated by:

- the effect of the change in Foreign Exchange; and
- depreciation of assets transferred in the fourth quarter of 2003 to IBM under an outsourcing agreement.

Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental needs, property and other taxes, contractor and consulting fees, and insurance. This expense was $621.6 million in 2005, an increase of $10.9 million from 2004. Purchased services and other expense was $610.7 million in 2004, up $27.1 million from $583.6 million in 2003.

Purchased services and other expense increased in 2005, compared with 2004, due to:

- higher outsourced maintenance costs as a result of an increase in the volume of work;

- higher contractor and consulting fees, mainly for strategic and regulatory initiatives;

- certain proceeds from passenger train operators, which are now reflected in "Other Revenues"; and

- reduced overhead costs allocated to capital projects.

These increases in purchased services and other expense were partially offset by:

- the effect of the change in Foreign Exchange;

- lower costs associated with derailments, mishaps and personal injuries; and

- lower joint-facility inter-railway expenditures.

In 2004, compared with 2003, expenses increased mainly due to:

- payments to IBM under an outsourcing agreement commencing in January 2004; and

- higher property and other taxes, joint-facility inter-railway costs, and intermodal equipment repairs.

These increases were partially offset by the effect of the change in Foreign Exchange and lower costs associated with derailments, mishaps and personal injuries.

OTHER INCOME STATEMENT ITEMS

Other Charges

Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the effect of the change in Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other miscellaneous income. Other charges were $18.1 million in 2005, a decrease of $18.0 million from 2004. Other charges were $36.1 million in 2004, an increase of $2.6 million from $33.5 million in 2003.

The decrease in 2005, compared with 2004, was mainly due to:

- the effect of the change in Foreign Exchange on working capital accounts; and

- a gain realized when interest rate locks were settled in the first quarter of 2005.

This decrease was partially offset by:

- a gain recorded in the second quarter of 2004 on the settlement of our $105-million cross-currency fixed-to-floating interest rate swap agreements; and

- an adjustment of an accrued liability in the third quarter of 2004.

The increase in 2004, compared with 2003, resulted from:

- changes in the fair value of derivative instruments that were not eligible for hedge accounting; and

- the effect of the change in Foreign Exchange on working capital accounts.

Interest Expense

Interest expense includes interest on long-term debt and capital leases, net of interest income. Interest expense was $204.2 million in 2005, a decrease of $14.4 million from 2004. Interest expense was $218.6 million in 2004, relatively unchanged from $218.7 million in 2003.

Interest expense decreased in 2005, compared with 2004, due to:

- the positive effect of the change in Foreign Exchange; and

- the retirement of the $250-million Medium Term Notes in June 2005 (discussed further in this MD&A under the sub-heading "Financing Activities" in the section "Liquidity and Capital Resources").

These decreases were partially offset by an increase in interest from variable-interest debt, primarily as a result of an increase in the London Interbank Offered Rate ("LIBOR").

Interest expense decreased marginally in 2004, compared with 2003, as a consequence of:

- the positive effect of the change in Foreign Exchange;

- savings from interest rate swaps on US$200 million of the US$400-million 6.25 % Notes (discussed further in this MD&A in the section "Financial Instruments"); and

- the replacement of higher-cost debt with lower-cost debt.

These reductions were offset by:

- interest on a new locomotive capital lease entered into in the first quarter of 2004 (discussed further in this MD&A under the sub-heading "Financing Activities" in the section "Liquidity and Capital Resources");

- interest on the $350-million 4.9 % Medium Term Notes issued in July 2003 (discussed further in this MD&A under the sub-heading "Financing Activities" in the section "Liquidity and Capital Resources"); and

- the cancellation in second-quarter 2004 of the cross-currency swaps on $105 million of the $350-million 4.9 % Medium Term Notes, which resulted in lower cost savings.

Income Taxes

Income tax expense in 2005 was $270.6 million, an increase of $127.3 million from 2004. Income tax expense in 2004 was $143.3 million, an increase of $101.7 million from $41.6 million in 2003. Income tax expense increased in 2005, compared with 2004, mainly due to higher income. Income tax expense increased in 2004, compared with 2003, mainly due to special charges that reduced income in 2003, which resulted in lower income taxes.

The effective income tax rate for 2005 was 33.3 %, compared with 25.8 % for 2004, and 9.4 % for 2003. The

normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) for 2005, 2004 and 2003 were 32.2 %, 32.3 % and 30.9 %, respectively. Certain capital losses were no longer available in 2005 to offset capital gains arising from FX on LTD (discussed below) and other capital transactions. This increased income tax related to FX on LTD capital gains and to our effective income tax rate in 2005.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. Our future income tax liability, which had been based on these reduced rates, was increased by $52.7 million to reflect the change. This adjustment is discussed further in this MD&A under the sub-heading "Other Specified Items" in the section "Non-GAAP Earnings".

Following a revaluation in 2003 of various components used to determine future income tax liability, we reduced the estimate of our future income tax liability by $59.3 million. This adjustment is also discussed in this MD&A under the sub-heading "Other Specified Items" in the section "Non-GAAP Earnings".

We expect a normalized income tax rate for 2006 of between 32 % and 34 %.

In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital

tax loss carryforwards will be exhausted by 2006 and we will have an increase in our cash tax payments.

Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.

As a result of this review, we made a further reclassification of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes) in the fourth quarter of 2005. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them. In 2005, the income tax associated with FX on LTD was increased by $5.1 million and the income tax expense, before income tax on FX on LTD and other specified items, was reduced by the same amount.

FOURTH-QUARTER SUMMARY

Operating Results

In the fourth quarter of 2005, we transported 61,769 million GTMs of freight, compared with 60,491 million GTMs for the same period of 2004. On an RTM basis, volumes were 31,976 million in the fourth quarter of 2005, compared with 31,603 million in the fourth quarter of 2004. The increases were partially responsible for a 15 % rise in freight revenues in the fourth quarter of 2005, compared with the same period in 2004. There was also an increase in related variable expenses in the fourth quarter of 2005, compared with fourth-quarter 2004.

We reported net income of $135.4 million in the fourth quarter of 2005, an increase of $6.1 million from $129.3 million in the same period of 2004. Operating income for the three-month period ended December 31, 2005, was $258.0 million, an increase of $96.9 million from $161.1 million in the same period in 2004. The increase in net and operating incomes was mainly due to:

- higher revenues resulting from increased freight rates (discussed in this section under the sub-heading "Revenues"); and

- a special charge of $90.9 million taken in the fourth quarter of 2004 to cover clean-up costs for environmental contamination at a property in the U.S. (discussed further in this

MD&A under the sub-heading "Environmental" in the section "Future Trends, Commitments and Risks"), compared with fourth-quarter 2005 when there were no such special charges.

These increases were partially offset by:

- higher costs for fuel, materials and depreciation and amortization (discussed in this section under the sub-heading "Operating Expenses, Before Other Specified Items");

- a special charge of $28.3 million after tax ($44.2 million before tax) taken in the fourth quarter of 2005 for a new restructuring initiative to reduce management and administrative costs (discussed further in this MD&A under the sub-heading "Other Specified Items" in the section "Non-GAAP Earnings"); and

- a reduction of $19.0 million taken in the fourth quarter of 2004, related to the restructuring portion of a special charge taken in the second quarter of 2003 (discussed further in this MD&A under the sub-heading "Other Specified Items"), compared with fourth-quarter 2005 when no such reductions occurred.

Net income was also negatively affected by:

- an FX loss on LTD of $5.1 million after tax in the fourth quarter of 2005, compared with a $55.8-million after-tax gain in the same period of 2004; and

- higher income tax expenses (discussed in this section under the sub-heading "Other Income Statement Items").

Diluted EPS was $0.85 in the fourth quarter of 2005, an increase of $0.04 from $0.81 in the same period of 2004.

Non-GAAP Earnings

A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the financial statements for the fourth quarters of 2005 and 2004, is included in this MD&A in the section "Non-GAAP Earnings".

Income, before FX on LTD and other specified items, was $168.8 million in the fourth quarter of 2005, an increase of $52.5 million from $116.3 million in fourth-quarter 2004. The increase was due to higher revenues as a result of increased freight rates, partially offset by an increase in fuel, materials, and depreciation and amortization expenses (discussed in this section under the sub-headings "Revenues" and "Operating Expenses, Before Other Specified Items").

Revenues

Total revenues were $1,166.9 million in fourth-quarter 2005, an increase of $145.0 million from $1,021.9 million in fourth-quarter 2004.

Grain

Grain revenues in the fourth quarter of 2005 were $224.6 million, an increase of $25.1 million from $199.5 million in the same period of 2004. Driving this increase were higher freight rates, including fuel surcharges, higher volumes due to an improved harvest in 2005, and increased shipments to export markets. These increases were partially offset by the effect of the change in Foreign Exchange.

Coal

Coal revenues were $178.6 million in fourth-quarter 2005, an increase of $35.9 million from $142.7 million in the same period of 2004. The increase in revenues was due largely to higher freight rates and business from new customers, partially offset by:

- decisions made through our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic, which resulted in decreased U.S. volumes and a minor decrease in revenues;

- a customer's decreased production in the fourth quarter of 2005, which resulted in lower volumes of coal transported to the Port of Vancouver; and

- a steel mill shutdown, which reduced Canadian coal transported to the U.S. Midwest.

Sulphur and Fertilizers

Sulphur and fertilizers revenues were $102.6 million in the fourth quarter of 2005, a decrease of $6.1 million from $108.7 million in fourth-quarter 2004. The decrease was due to reduced domestic shipments of potash as a result of high potash prices and reduced demand for fertilizers by farmers. These decreases were partially offset by higher freight rates, including fuel surcharges.

Forest Products

Forest products revenues were $80.8 million in the fourth quarter of 2005, an increase of $1.8 million from $79.0 million in the same period of 2004. This increase was due mainly to higher freight rates, including fuel surcharges, which more than offset the effect of the change in Foreign Exchange and lower volumes as a result of our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.

Industrial and Consumer Products

Industrial and consumer products revenues were $146.4 million in the fourth quarter of 2005, an increase of $25.5 million from $120.9 million in fourth-quarter 2004. The increase was due mainly to higher freight rates, including fuel surcharges, and greater demand for steel, chemical and energy products, and aggregates, driven by economic expansion. The higher revenues were partially offset by the effect of the change in Foreign Exchange.

In the fourth quarter of 2005, we reclassified $13.5 million in revenues to industrial and consumer products from intermodal (discussed in this MD&A under the sub-heading "Intermodal", in the section "Lines of Business"). Revenues of $12.2 million were similarly reclassified in fourth-quarter 2004.

Automotive

Automotive revenues were $78.8 million in fourth-quarter 2005, an increase of $12.2 million from fourth-quarter 2004 revenues of $66.6 million. The increase was due to higher freight rates, including fuel surcharges, and increased volumes as a result of strong markets for import vehicles, partially offset by the effect of the change in Foreign Exchange.

Intermodal

Intermodal revenues grew in the fourth quarter of 2005 to $312.6 million, an increase of $48.6 million from $264.0 million in the same period of 2004. Revenues in the international and domestic businesses increased due primarily to higher freight rates, including fuel surcharges. In the international business, growth was also due to increased volumes in the export sector, primarily at the Port of Vancouver, as a result of strong global trade. Growth in the domestic market was due to greater demand in the retail and food sectors.

In the fourth quarter of 2005, we reclassified $13.5 million in revenues to industrial and consumer products from intermodal (discussed in this MD&A under the sub-heading "Intermodal", in the section "Lines of Business"). Revenues of $12.2 million were similarly reclassified in the fourth quarter of 2004.

Also in the fourth quarter of 2005, $17.3 million in revenues were reclassified to intermodal from other revenues (discussed previously in this MD&A in the section "Lines of Business" under the sub-headings "Revenues" and "Other Revenues"). Revenues of $14.3 million were reclassified on the same basis in the fourth quarter of 2004.

Operating Expenses, Before Other Specified Items

Operating expenses, before other specified items, in the fourth quarter of 2005 were $864.7 million, an increase of $75.8 million from $788.9 million in the same period of 2004.

Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2005 was $324.0 million, a decrease of $2.8 million from $326.8 million in the fourth quarter of 2004. The decrease was due largely to reduction in employee incentive compensation, mainly as a result of our share price remaining relatively unchanged in the fourth quarter of 2005, compared with an increase of approximately $8 per share in the same period in 2004. The effect of the change in Foreign Exchange and cost savings from workforce reductions also reduced expenses in the fourth quarter of 2005. These decreases were offset by higher pension expenses and inflation, as well as selective hiring to handle business growth and the associated training costs.

Fuel

Fuel expense was $166.4 million in fourth-quarter 2005, an increase of $43.0 million from $123.4 million in the fourth quarter of 2004 due to higher crude oil prices and refining charges, and a fuel tax refund in 2004. The increases were partially offset by the effect of the change in Foreign Exchange and the positive results of our fuel hedging and conservation programs.

Materials

Materials expense was $53.1 million in the fourth quarter of 2005, an increase of $15.0 million from $38.1 million in fourth-quarter 2004, due mainly to recoveries received from a supplier in 2004, higher gasoline and heating costs, and increased wheel replacements on freight cars, as well as higher consumption of other materials used to repair and service freight cars.

Equipment Rents

Equipment rents expense was $53.0 million in the fourth quarter of 2005, an increase of $6.4 million from $46.6 million in the same period of 2004, due largely to reduced earnings from customers and railways for the use of our cars and higher payments for our use of other railways' cars, partially offset by the effect of the change in Foreign Exchange.

Depreciation and Amortization

Depreciation and amortization expense was $113.6 million in fourth-quarter 2005, an increase of $11.5 million from $102.1 million in the fourth quarter of 2004, due largely to capital asset additions and increased depreciation rates on maintenance equipment and certain other assets, partially mitigated by asset retirements.

Purchased Services and Other

Purchased services and other expense was $154.6 million in fourth-quarter 2005, an increase of $2.7 million from $151.9 million in the same period of 2004. The increase was due mainly to higher maintenance costs as a result of the timing of work and increased accruals for potential health care claims. These increases were partially offset by lower joint-facility inter-railway expenditures and the positive effect of the change in Foreign Exchange.

Other Income Statement Items

There was an FX on LTD loss of $0.6 million ($5.1 million after tax) in fourth-quarter 2005, compared with a gain of $57.2 million ($55.8 million after tax) in the same period of 2004. The decline was due to the effect of the change in Foreign Exchange on U.S. dollar-denominated debt.

Other charges were $6.8 million in the fourth quarter of 2005, a decrease of $6.1 million from $12.9 million in fourth-quarter 2004, reflecting primarily the effect of the change in Foreign Exchange on working capital accounts, partially offset by the effect of the change in Foreign Exchange on U.S. dollar-denominated investments.

Interest expense was $49.1 million in fourth-quarter 2005, a decrease of $3.5 million from $52.6 million in the same period of 2004. The decrease was due to the positive effect of the change in Foreign Exchange and decreased interest expense as a result of the retirement of the $250-million Medium Term Notes in June 2005. These decreases were partially offset by higher interest from variable-interest debt, primarily as a result of an increase in LIBOR.

Liquidity and Capital Resources

At December 31, 2005, we held $121.8 million in cash and short-term investments, which was an increase of $35.2 million during the fourth quarter of 2005. At December 31, 2004, we held $353.0 million in cash and short-term investments, which was an increase of $29.8 million during the fourth quarter of 2004. The increased cash was generated primarily through operations.

QUARTERLY FINANCIAL DATA

For the quarter ended
(in millions, except per share data)

(unaudited)	**2005**				2004			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
Total revenue [1]	**$1,166.9**	**$1,104.7**	**$1,105.9**	**$1,014.1**	$1,021.9	$ 989.7	$1,004.7	$ 886.6
Operating income [1]	**$ 258.0**	**$ 283.3**	**$ 271.1**	**$ 178.7**	$ 161.1	$ 218.9	$ 220.6	$ 116.0
Net income [1]	**$ 135.4**	**$ 203.6**	**$ 123.2**	**$ 80.7**	$ 129.3	$ 176.5	$ 83.7	$ 23.5
Operating income, before other specified items [2]	**$ 302.2**	**$ 249.4**	**$ 271.1**	**$ 178.7**	$ 233.0	$ 218.9	$ 220.6	$ 116.0
Income, before FX on LTD and other specified items [2]	**$ 168.8**	**$ 134.9**	**$ 140.0**	**$ 84.6**	$ 116.3	$ 103.8	$ 103.5	$ 37.8
Basic earnings per share [1]	**$ 0.86**	**$ 1.29**	**$ 0.78**	**$ 0.51**	$ 0.81	$ 1.11	$ 0.53	$ 0.15
Diluted earnings per share [1]	**$ 0.85**	**$ 1.27**	**$ 0.77**	**$ 0.50**	$ 0.81	$ 1.11	$ 0.53	$ 0.15
Diluted earnings per share, before FX on LTD and other specified items [2]	**$ 1.06**	**$ 0.84**	**$ 0.87**	**$ 0.53**	$ 0.73	$ 0.65	$ 0.65	$ 0.24

[1] This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

[2] These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the "Non-GAAP Earnings" section of this MD&A. A reconciliation of income and EPS, before FX on LTD and other specified items, to net income and EPS, as presented in the financial statements is provided in the "Non-GAAP Earnings" section of this MD&A. This information is in Canadian dollars.

Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. During the first and second quarters of 2005, $23 million in additional revenues were recorded as a result of the agreement reached with our largest coal shipper, EVC (as discussed in this MD&A in the section "Lines of Business" under the sub-heading "Coal"). Operating and net income also increased in these two quarters as a result of the additional revenues.

Operating and net income are also affected by items discussed in this MD&A under the sub-heading "Other Specified Items".

Net income is influenced by seasonal fluctuations in customer demand, including weather-related costs, as well as FX on LTD.

CHANGES IN ACCOUNTING POLICY

2005 Accounting Changes

We implemented the following new accounting policies in 2005 as a result of new developments in accounting standards:

Implicit Leases

The Canadian Institute of Chartered Accountants ("CICA") issued Emerging Issues Committee Abstract 150 "Determining Whether an Arrangement Contains a Lease" ("EIC-150"), effective for contracts entered into or amended after

December 2004. EIC-150 requires that a contractual arrangement that contains an implicit lease be accounted for in accordance with the CICA Handbook Section 3065 "Leases". An evaluation to determine whether the arrangement contains an implicit lease is performed at the inception of the contract to establish whether the purchaser or lessee has the right to control the use of a tangible asset. To date, this abstract has not had a material effect on our financial statements.

Future Accounting Changes

The following future changes to accounting policies are expected to affect our financial results:

Financial Instruments and Other Comprehensive Income

We plan to adopt on January 1, 2007, new accounting rules for financial instruments, hedges and comprehensive income as set out in the CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", Section 3861 "Financial Instruments – Presentation and Disclosure", Section 3865 "Hedges", Section 1530 "Comprehensive Income", and Section 3251 "Equity". These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of Comprehensive Income and Accumulated Other Comprehensive Income.

Financial instruments include cash, short-term investments, accounts receivables, certain other investments and assets, accounts payable, income and other taxes payable, dividends payable, long-term debt, certain other liabilities, and derivatives. Financial instruments designated as "held-for-trading" and "available-for-sale" will be carried at their fair value, while financial instruments such as loans and receivables and those classified as "held-to-maturity" will be carried at their amortized cost. All derivatives will be carried on the balance sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in a segment of Shareholders' Equity (on the Consolidated Balance Sheet) called Accumulated Other Comprehensive Income, with any ineffective portions of gains and losses on hedges taken into income immediately. We do not anticipate that the adoption of these standards will have a material impact on our net income.

Non-monetary Transactions

We will be adopting new accounting rules for non-monetary transactions effective January 1, 2006. Under the new Canadian GAAP rules set out in the CICA Handbook Section 3831 "Non-Monetary Transactions", all non-monetary transactions with unrelated parties will be recorded at fair market value, except where they lack commercial substance. Transactions with commercial substance are defined generally as transactions that cause future cash flows to change significantly. Currently, we book non-monetary transactions that are not the culmination of the earnings process (as defined by the CICA Handbook Section 3830 "Non-

Monetary Transactions") at book value. The change applies to non-monetary transactions occurring after January 1, 2006, and is not expected to have a significant effect on our income.

LIQUIDITY AND CAPITAL RESOURCES

We believe that adequate amounts of cash and cash equivalents are available in the normal course of business and in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables in the section "Contractual Commitments" and in the section "Future Trends, Commitments and Risks" under the sub-heading "Financial Commitments". We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $1,050.7 million in 2005, an increase of $264.7 million from 2004. Cash provided by operating activities was $786.0 million in 2004, an increase of $480.3 million from $305.7 million in 2003.

The increase in 2005, compared with 2004, was mainly due to:

- a greater amount of cash being generated through operations in 2005;
- reduced restructuring payments; and
- lower pension funding contributions.

The increase in cash from operating activities was partially offset by an increase in accounts receivable as higher freight rates and volumes increased the amounts billed to customers.

The increase in cash from operating activities in 2004, compared with 2003, was mainly due to:

- a larger amount of cash being generated through operations in 2004;
- an additional pension funding payment of $300.0 million in the fourth quarter of 2003; and
- reduced restructuring payments in 2004.

There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary's ability to transfer funds to CPRL.

Investing Activities

Cash used in investing activities was $869.2 million in 2005, an increase of $203.1 million from 2004. Cash used in investing activities was $666.1 million in 2004, a decrease of $34.2 million from $700.3 million in 2003.

The increase in 2005, compared with 2004, was mainly due to increased capital spending, primarily to expand track capacity in our western corridor.

The decrease in 2004, compared with 2003, was mainly due to fewer locomotive acquisitions and a lower U.S. foreign exchange rate, partially offset by increases in capital spending on track projects.

Capital spending in 2006 is projected to be less than in 2005. Our 2006 capital spending outlook assumes that capital additions will decrease in 2006 from 2005 as track-related investments will return to a more normal level following the completion of the capacity expansion in our western corridor. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the "Forward-looking Information" section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2006).

We intend to finance capital expenditures from free cash flow (discussed in this section under the sub-heading "Free Cash") but may finance some of the capital requirements with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed in this section under the sub-heading "Financing Activities") that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated.

Financing Activities

Cash used in financing activities was $412.7 million in 2005, compared with cash provided by financing activities of $98.4 million in 2004 and $244.4 million in 2003.

The decrease in cash in 2005, compared with 2004, was due to:

- the repayment of $250-million Medium Term Notes (discussed below);
- the issuance in 2004 of US$145-million Senior Secured Notes (discussed below), compared with 2005 when no debt was issued; and
- payments made to buy back shares under our share repurchase program (discussed further under the sub-heading "Share Capital" in the section "Balance Sheet").

The decreases were partially offset by increased proceeds from the issue of shares as a result of stock options being exercised in 2005.

We used existing cash balances to repay in the second quarter of 2005 the $250-million principal amount 7.20 % Medium Term Notes, which matured at the end of June 2005.

The decrease in cash provided in 2004, compared with 2003, was due to lower debt issuances. We completed one Senior Secured Notes offering in the first quarter of 2004 – 5.41 %

US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.

We completed two unsecured debt offerings in 2003 – 5.75 % US$250-million Debentures issued March 2003, maturing March 2033, and 4.9 % $350-million Medium Term Notes issued July 2003, maturing June 2010. The former was to refinance our 6.875 % US$250-million Notes that matured in April 2003. The latter was to take advantage of the low interest rate environment and provide funds for general operating purposes.

We have available, as sources of financing, unused credit facilities of up to $518.0 million, as well as an uncommitted amount of US$15 million. We believe we can raise capital, within limits, in excess of these amounts, if required, while maintaining our credit quality in international debt markets. Our unsecured long-term debt securities are rated "Baa2", "BBB" and "BBB" by Moody's Investors Service, Inc., Standard and Poor's Corporation and Dominion Bond Rating Service, respectively.

At December 31, 2005, our net-debt to net-debt-plus-equity ratio improved to 39.6 %, compared with 42.9 % and 46.9 % at December 31, 2004 and 2003, respectively. The change in 2005, compared with 2004, was due primarily to an increase in equity from earnings and the favourable impact

of U.S. foreign exchange rates on long-term debt year over year. The improvement in 2004, compared with 2003, was due primarily to an increase in equity from 2004 earnings and higher cash balances. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders' equity as presented on our Consolidated Balance Sheet.

Management is committed to maintaining our net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment-grade credit ratings.

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity and ability to reinvest in the Company. Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

We generated positive free cash of $92.0 million in 2005 and $38.2 million in 2004, compared with negative free cash of $475.4 million in 2003. The increase in free cash in 2005, compared with 2004, was due largely to the increase in cash generated by operating activities (as discussed in this section under the sub-heading

"Operating Activities"), partially offset by increased capital spending, mainly for the expansion of our western track corridor. The increase in free cash in 2004, compared with 2003, was due largely to an increase in cash generated by operating activities (discussed in this section under the sub-heading "Operating Activities") and decreased capital expenditures in 2004. Negative free cash in 2003 resulted mainly from an extra pension funding payment of $300.0 million in the fourth quarter of 2003.

We expect to generate increased free cash in 2006 compared with 2005, achieved mainly through higher earnings and lower capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the "Forward-Looking Information" section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2006). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in this MD&A in the section "Lines of Business" under the sub-heading "Revenues", and in the sections "Operating Expenses, Before Other Specified Items", "Liquidity and Capital Resources" and "Other Income Statement Items".

Calculation of Free Cash

(reconciliation of free cash to GAAP cash position)

For the year ended December 31 (in millions) (unaudited)	2005	2004	2003 [1]
Cash provided by operating activities	$ 1,050.7	$ 786.0	$ 305.7
Cash used in investing activities	(869.2)	(666.1)	(700.3)
Dividends paid on Common Shares	(89.5)	(81.7)	(80.8)
Free cash [2]	92.0	38.2	(475.4)
Cash (used in) provided by financing activities, before dividend payment	(323.2)	180.1	325.2
(Decrease) increase in cash, as shown on the Statement of Consolidated Cash Flows	(231.2)	218.3	(150.2)
Net cash at beginning of period	353.0	134.7	284.9
Net cash at end of period	$ 121.8	$ 353.0	$ 134.7

[1] Certain prior period figures have been reclassified to conform with presentation adopted in 2004 and 2005.

[2] These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the "Non-GAAP Earnings" section of this MD&A.

BALANCE SHEET

Assets

Assets totalled $10,891.1 million at December 31, 2005, compared with $10,499.8 million at December 31, 2004, and $9,956.7 million at December 31, 2003. The increase in assets in 2005, compared with 2004, was mainly due to:

- capital additions, most of which were locomotives and track replacement and expansion, of our western corridor and other sections of track; and

- an increase in accounts receivable as higher freight rates and volumes resulted in increased amounts billed to customers.

These increases were partially offset by a reduction in cash, largely for the repayment of the $250-million principal amount 7.20 % Medium Term Notes in the second quarter of 2005.

The increase in 2004, compared with 2003, was due mainly to:

- capital additions, most of which were locomotives and track replacement programs; and

- a larger cash balance from debt issuance in the first quarter of 2004.

Total Liabilities

Our combined short-term and long-term liabilities were $6,505.4 million at December 31, 2005, compared with $6,517.4 million at December 31, 2004, and $6,302.1 million at December 31, 2003.

The decrease in total liabilities in 2005, compared with 2004, was due mainly to the reduction in long-term debt as a result of:

- the repayment of the $250-million principal amount 7.20 % Medium Term Notes in the second quarter of 2005; and

- the effect of the change in Foreign Exchange on long-term debt.

This decrease was mostly offset by larger future income tax balances as a result of tax on income generated in 2005.

The increase in total liabilities in 2004, compared with 2003, was attributable to:

- higher accrued payroll liabilities, most of which reflected a more normal level of incentive compensation;

- larger future income tax balances resulting from tax rate increases in the Province of Ontario; and

- an increase in trade accounts payable, mainly for amounts owing to other railways for transporting our customers' freight.

Equity

At December 31, 2005, our Consolidated Balance Sheet reflected $4,385.7 million in equity, compared with equity balances of $3,982.4 million and $3,654.6 million at December 31, 2004 and 2003, respectively. The majority of the increases were due to growth in retained income in 2005 and 2004.

Share Capital

Our Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At January 31, 2006, 158.4 million Common Shares and no Preferred Shares had been issued.

We also have a Management Stock Option Incentive Plan ("MSOIP") under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. At January 31, 2006, 7.6 million options were outstanding under our MSOIP, and there were 1.5 million Common Shares available for the granting of future options out of the 11.0 million Common Shares currently authorized.

On July 21, 2003, our Board of Directors suspended the Directors' Stock Option Plan ("DSOP") under which members of the Board of Directors were granted options to purchase CPR shares. The DSOP allowed each option granted to be exercised for one Common Share. At January 31, 2006, 144,000 options were outstanding under the DSOP, and there were 340,000 Common Shares available for the granting of future options out of the 500,000 Common Shares currently authorized. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. The DSOP was suspended as a result of a review by external compensation consultants of the Company's compensation philosophy for the Board of Directors.

On May 31, 2005, we completed the filings required for a normal course issuer bid to enable the Company to purchase for cancellation up to 2.5 million of the outstanding Common Shares during the 12-month period from June 6, 2005, to June 5, 2006. The number of shares that may be purchased represents approximately 1.6 % of the 158,976,508 Common Shares outstanding on May 25, 2005. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The price paid for shares will be the market price at the time of purchase. The purchases, made using surplus funds, are intended to mitigate dilution that may occur as a result of the issuance of Common Shares pursuant to the exercise of stock options under our compensation programs. We also believe that the market price of our Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. From June 6, 2005, to January 31, 2006, we purchased 1,761,000 Common Shares at an average price of $45.77 per share.

We are permitted to repurchase an additional 739,000 Common Shares under our normal course issuer bid program. The payments to repurchase these shares will be partially offset by proceeds from the exercise of stock options.

Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, or by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail to shareholder@cpr.ca.

On February 21, 2006, we announced our intention, subject to regulatory approval, to expand the normal course issuer bid program and to renew it at the time of its scheduled expiry date to enable us to purchase up to 5.5 million Common Shares. The remaining share repurchases will occur during 2006.

FINANCIAL INSTRUMENTS

Our policy with respect to hedging of risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, to commitments or to forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows from the hedged items. If the derivative is effective, it qualifies for hedge accounting treatment. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in "Other Charges" on our Statement of Consolidated Income.

Our policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes.

In 2007, new Canadian accounting standards will apply to financial instruments as described in this MD&A under the sub-heading "Financial Instruments and Other Comprehensive Income" in the section "Changes in Accounting Policy".

We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.

Interest Rate Management

We may enter into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future

debt issuances, and to convert a portion of our fixed-rate long-term debt to floating-rate debt. From time to time, we use interest rate swaps, bond forwards and interest rate locks as part of our interest rate risk management strategy.

Interest Rate Swaps

We have entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25 % Notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Savings from these swaps reduced "Interest Expense" on the Statement of Consolidated Income by $2.8 million in 2005 and $6.7 million in 2004. An unrealized loss of $0.2 million from these interest rate swaps was calculated based on their fair value at December 31, 2005. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet. We utilized swap, currency and basis-spread curves from Reuters to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.

Interest and Treasury Rate Locks

In the fourth quarter of 2004, we entered into eight treasury rate locks totalling US$200 million, which were designated as hedges. We entered into these locks to fix the benchmark interest rate on certain U.S. Medium Term Notes, which were to be issued in the first half of 2005. Due to favourable cash flow developments, we decided not to issue the Notes and these locks

were settled in the first quarter of 2005, generating proceeds of $5.8 million. This $5.8-million gain was included in "Other Charges" on the 2005 Statement of Consolidated Income.

At December 31, 2005, "Other Assets and Deferred Charges" on the Consolidated Balance Sheet included unamortized losses of $16.9 million for previously cancelled interest and treasury rate locks, and "Deferred Liabilities" included an unamortized gain of $8.6 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. "Interest Expense" on the Statement of Consolidated Income in 2005 included a net expense amount of $3.1 million for the amortization of these gains and losses.

Foreign Exchange Management

We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.

Foreign Exchange Forward Contracts

We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At December 31, 2005, we had US$58.9 million of forward sales of U.S. dollars outstanding to be settled in 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $2.5 million at December 31, 2005. We did not include this gain in our financial statements at December 31, 2005, as it remained unrealized at that time. "Freight Revenues" on our Statement of Consolidated Income included realized losses of $2.2 million on these foreign exchange forwards in 2005.

Fuel Price Management
Crude Oil Swaps

We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized. However, we have temporarily suspended this activity. We have not purchased any swaps since January 2005. Our decision to resume hedging fuel purchases will depend on assessments of the crude oil and refined products markets in the future.

At December 31, 2005, an unrealized gain of $59.2 million was calculated based on the fair value of our swaps, which was derived from the West Texas Intermediate ("WTI") price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in 2005.

Fuel purchases and commodity swap contracts have an element of foreign exchange variability. From time to time, we use foreign exchange forward contracts to manage this element of fuel-price risk. We enter into purchase contracts of U.S. dollars

because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel.

An unrealized loss of $7.2 million related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forwards at December 31, 2005. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements in 2005, as it remains unrealized. These forwards will settle in 2006 through 2009.

Fuel expense was reduced by $48.1 million in 2005 as a result of $51.5 million in realized gains arising from settled swaps, partially offset by $3.4 million in realized losses arising from the settled foreign exchange forward contracts. Fuel expense was reduced by $36.5 million in 2004 as a result of realized gains and losses arising from settled swaps.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 13 % of our estimated fuel purchases in 2006, 8 % in 2007, 3 % in 2008, and 3 % in 2009. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel surcharges (discussed in this MD&A in the section "Lines of Business" under the sub-heading "Freight Revenues").

OFF-BALANCE SHEET ARRANGEMENTS

Sale of Accounts Receivable

We have sold through our accounts receivable securitization program a portion of our freight receivables to raise funds for operations. Under the program, which has a term of five years expiring September 2009, we have sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and we are not the primary beneficiary. We may increase this sale amount up to a program limit of $200.0 million. At December 31, 2005, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2004 – $120.0 million).

We provide a credit enhancement amount to absorb credit losses, which gives security to the obligor in the event that credit losses exceed an amount specified under our program parameters. The trust has no recourse to the co-ownership interest in receivables retained by us, other than in respect of the credit enhancement amount. We recognize this amount as a retained interest, which is included in "Accounts Receivable" on our Consolidated Balance Sheet. At December 31, 2005, the fair value of the retained interest was 16 % of the receivables sold or $19.5 million (2004 – fair value was 15 % of receivables sold or $17.8 million). The fair value approximated the carrying value as a result of a short collection cycle and negligible credit losses. We cannot enter into an agreement with a third party with respect to this retained interest.

A loss of $3.5 million on the securitization program in 2005 (2004 – $2.9 million) was included in "Other Charges" on our Statement of Consolidated Income.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. We maintain an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2005, allowances of $8.0 million (2004 – $5.8 million) were recorded in "Accounts Receivable". During 2005, $0.5 million

(2004 – $2.8 million) of accounts receivable were written off to "Freight Revenues".

We have retained the responsibility for servicing, administering and collecting freight receivables sold. Even though we act as collector of all of the securitized receivables, we have no claim against the trust's co-ownership interest in the securitized receivables. We do not receive a fee for our servicing responsibilities. No servicing asset or liability has been recorded, as the benefits we receive for servicing the receivables approximate the related costs. The average servicing period is approximately one month. Proceeds from collections reinvested in the accounts receivable securitization program were $1,480.6 million in 2005.

The securitization program is subject to our standard reporting and credit-rating requirements. This includes

provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, we expect to have sufficient liquidity remaining in our revolving credit facility to meet our payment obligations. We have complied with all termination tests during the program.

CONTRACTUAL COMMITMENTS

The accompanying table indicates our known contractual obligations and commitments to make future payments for contracts, such as debt, capital lease arrangements and commercial commitments.

Payments due by period

At December 31, 2005 (in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt	$ 2,679.7	$ 23.5	$ 177.9	$ 394.2	$ 2,084.1
Capital lease obligations	321.1	6.5	16.0	35.8	262.8
Operating lease obligations [(1)]	602.2	150.7	184.8	88.6	178.1
Supplier purchase obligations	603.8	98.4	152.0	120.1	233.3
Other long-term liabilities reflected on our Consolidated Balance Sheet [(2)]	985.1	150.4	245.3	175.9	413.5
Total contractual obligations	**$ 5,191.9**	**$ 429.5**	**$ 776.0**	**$ 814.6**	**$ 3,171.8**

[(1)] We have guaranteed residual values on certain leased equipment with a maximum exposure of $320.4 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

[(2)] Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers' compensation benefits and pension benefit payments for a pension plan that we administer. Projected payments for post-retirement benefits and workers' compensation benefits include the anticipated payments for years 2006 to 2015. Pension contribution and pension benefit payments for our two main pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading "Pension Plan Deficit" in the section "Future Trends, Commitments and Risks".

FUTURE TRENDS, COMMITMENTS AND RISKS

Rail Network Capacity

Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. At CPR, a rapid surge in bulk exports and container imports created pressure on our delivery system to and from the Pacific Coast. To position the Company for future business growth, we undertook in 2005 a major expansion of the track network extending in Canada from the Prairie region to the Port of Vancouver on the Pacific Coast. This expansion was completed in the fourth quarter of 2005 and has increased capacity on our western corridor between Moose Jaw and Vancouver by more than 400 freight cars a day. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. In addition to expanding the track network, we are maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars. We are also redesigning rail service and using highly disciplined scheduled operating practices to increase asset utilization.

Agreements

In January 2006, CPR and Canadian National Railway Company ("CN") entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of British Columbia ("B.C."). Under the arrangement, CPR will operate the trains of both railways using CPR crews from Boston Bar, B.C. (60 km east of Hope), to the terminals on the south shore of Burrard Inlet in Vancouver, and return to North Bend

(near Boston Bar). CN will operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of Burrard Inlet and return to North Bend. CPR will provide all switching on the south shore of Burrard Inlet (with the exception of the Burlington Northern Santa Fe Railway barge slip) and CN will provide all switching on the north shore of Burrard Inlet. In addition, CPR will handle the coal trains of both railways from Boston Bar to the Roberts Bank coal port at Delta, B.C., and return to North Bend.

General Risks

We have a substantial investment in fixed plant and equipment, and have limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, we actively manage our processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.

In 2006, we will continue our focus on quality revenue growth and cost reduction, as well as improved utilization of our asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, our logistics and supply chain division. We anticipate continued revenue gains, assuming global demand remains strong.

Our traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. Our

future grain transportation revenues may be negatively affected by drought or other severe weather conditions, insect infestation, or rate regulation. If these occur, we will attempt to counter the effects of any downward pressure on transportation revenues primarily through cost-containment measures.

Improved asset utilization is expected to result from railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage information technology to facilitate its dealings with suppliers and shippers. Our ongoing strategy is to use information technology to improve our competitive position and drive more value from existing assets and resources.

We manage scheduled operations through our Integrated Operating Plan ("IOP"). The key principles upon which this plan is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. IOP benefits are being realized in reduced labour and purchased services expenses, lower asset costs in equipment expenses and capital expenditures, improved service reliability to support rate increases and grow market share, and increased capacity without the need for expansion capital.

Our covered hopper car fleet, used for transporting grain, consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has announced its intention to transfer ownership of its cars to the Farmer Rail Car Coalition. However, the transfer remains subject to final reviews by the Canadian government and the timing and terms of the transfer have yet to be determined. Regardless of ownership, we will seek to continue leasing these cars under commercial terms that support an efficient low-cost grain handling and transportation system.

Stock Price

In 2005, the market value of our Common Shares increased $7.61 per share (from $41.10 to $48.71) on the Toronto Stock Exchange. In 2004, the market value of our Common Shares increased $4.52 per share (from $36.58 to $41.10) on the Toronto Stock Exchange. This change in share price caused a corresponding increase in the value of our outstanding stock appreciation rights ("SAR") and deferred share units ("DSU") in both years. As a result of this increase in share value, compensation and benefits expense increased $8.6 million in 2005, compared with 2004. We are considering methods to mitigate this risk.

Crude Oil Prices

Crude oil prices continued to escalate in 2005 and remain volatile due to strong world demand and geopolitical events that disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed in this MD&A in the section "Lines of Business" under the sub-heading "Freight Revenues"). We currently have hedges in place (discussed in this MD&A in the section "Financial Instruments") to offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in 2005.

We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in our IOP. Under the IOP, trains are scheduled based on available corridor and yard capacity to minimize congestion across our network, which leads to lower fuel consumption. Additionally, the IOP optimizes locomotive utilization, allowing for increased train weights and a better match of horsepower to tonnage. We also have a progressive fuel management program, which is designed to reduce fuel consumption through improved train handling techniques and the use of fuel-saving devices on locomotives. More than 60 % of our locomotive fleet is now equipped with fuel-saving devices. Each of these improvements leads to lower fuel consumption per GTM.

In addition, we have agreements in place to purchase 35 hybrid locomotives for freight yard service. These locomotives are expected to consume significantly less fuel and provide environmental benefits by reducing the discharge of oxides of nitrogen and diesel particulates. Delivery will take place over three years, beginning in January 2006.

Border Security

We strive to ensure our customers have access to the Canadian and U.S. markets. We also take all necessary precautions to prevent acts of terrorism, smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:

We are a certified carrier with the U.S. Customs and Border Protection's ("CBP") Customs-Trade Partnership Against Terrorism ("C-TPAT") program and the Canada Border Services

Agency's ("CBSA") Partners in Protection ("PIP") program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. We are also an approved carrier under CBSA's Customs Self-Assessment program.

We work closely with Canadian and U.S. customs officials and other railways to ensure the safe and secure movement of goods between Canada and the U.S. We have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information. We are fully automated with both CBSA and CBP and provide the requisite shipment information electronically well in advance of border arrival.

Under a joint Declaration of Principles, we committed to work with CBSA and CBP to install a new Vehicle and Cargo Inspection System ("VACIS") at five border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. All five VACIS systems are now fully operational. In addition, the Government of Canada and CPR have each committed up to $4.1 million to secure the rail corridor between the VACIS facility at Windsor, Ontario, and the U.S. border. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for our customers. Work on the secure corridor is expected to be completed in the first quarter of 2006.

Labour Relations

Agreements are in place with five of seven bargaining units in Canada and 12 of 29 bargaining units in the U.S. All negotiations currently under way are progressing positively and we do not anticipate any labour disruptions in the near future. Following is a summary of the status of unsettled and recently settled agreements:

Canada

Negotiations commenced in September 2005 with the Canadian Pacific Police Association ("CPPA"). Our collective agreement with the CPPA, which represents CPR Police sergeants and constables, expired at the end of 2005. A Memorandum of Settlement was signed on January 12, 2006, and results of the ratification vote were expected in February 2006. The term of the agreement was to be decided at that time.

Negotiations commenced in September 2005 with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers ("TCRC-RCTC"). Our collective agreement with the TCRC-RCTC, which represents rail traffic controllers, expired at the end of 2005. A Memorandum of Settlement for a three-year renewal agreement to the end of 2008 was signed on January 20, 2006, and results of the ratification vote are expected in March 2006.

U.S.

We are party to collective agreements with 29 bargaining units: 15 on our Soo Line Railroad ("Soo Line") subsidiary and 14 on our Delaware and Hudson Railway ("D&H") subsidiary.

On the Soo Line, negotiations have commenced with 13 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, and train service employees. Railway ("D&H") subsidiary.

Negotiations with the Teamsters, representing locomotive engineers, resulted in both parties agreeing to binding arbitration, which was held in November 2005. An arbitration decision issued January 26, 2006, satisfactorily finalized the agreement.

D&H has agreements in place with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, sheet metal workers, electricians and police. Negotiations are continuing with the remaining four bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, and yard supervisors.

Environmental

We have implemented a comprehensive Environmental Management System, which includes a general Environmental Protection Policy as well as policies and procedures that address specific issues and facilitate the reduction of environmental risk. We also prepare an annual Corporate Environmental Plan that states our environmental goals and objectives as well as strategies and tactics.

We have developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. In addition, we continue to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, we have established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to

ensure a rapid and efficient response in the event of an environmental incident. We also regularly update and test emergency preparedness and response plans.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Audits are followed by a formal Corrective Action Planning process to ensure findings are addressed in a timely manner. In addition, our Board of Directors has established an Environmental and Safety Committee, which conducts a semi-annual comprehensive review of environmental issues.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include: protecting the environment; complying with applicable environmental laws and regulations; promoting awareness and training; managing emergencies through preparedness; and encouraging involvement, consultation and dialogue with communities along our lines.

In the fourth quarter of 2004, we recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CPR-owned property in the U.S., which includes areas previously leased to third parties. We are participating in the State of Minnesota's voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. We filed with the State of Minnesota in 2005 a response action plan for the east side of the property. The costs are expected to be incurred over approximately 10 years.

In the third quarter of 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at the above-mentioned property in the U.S. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.

As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.

We continue to be responsible for remediation work on portions of the property not addressed by the binding settlement, and continue to retain liability accruals for remaining future expected costs. This work, along with all work addressed under the binding settlement, will be overseen by the state's voluntary investigation and clean-up program to ensure that all such remaining work at the property is completed in accordance with applicable standards.

Certain Other Financial Commitments

At December 31, 2005 (in millions) (unaudited)	Total	2006	Amount of commitment per period 2007 & 2008	2009 & 2010	2011 & beyond
Letters of credit	$ 356.4	$ 356.4	$ –	$ –	$ –
Capital commitments [1]	626.7	348.3	101.1	65.6	111.7
Offset financial liability	169.2	169.2	–	–	–
Total commitments	**$ 1,152.3**	**$ 873.9**	**$ 101.1**	**$ 65.6**	**$ 111.7**

[1] We have several contracts outstanding with termination payments ranging from $nil to $24.2 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $54.1 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.

Financial Commitments

In addition to the financial commitments mentioned previously in the sections "Off-Balance Sheet Arrangements" and "Contractual Commitments", we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties as part of agreements. We are liable for these contract amounts in the case of non-performance under third-party agreements. As a result, our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2005, we had multi-year capital commitments of $626.7 million in the form of signed contracts or letters of intent, largely for locomotive overhaul agreements.

Payments for these commitments are due in 2006 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Offset Financial Liability

We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2005, the loan had a balance of $173.7 million, offset by a financial asset of $169.2 million. The remainder is included in "Long-Term Debt" on our Consolidated Balance Sheet.

Pension Plan Deficit

Our defined benefit pension plans' deficit was $842.2 million as at December 31, 2005. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan's deficit. Other factors include the actual return earned on the assets and rates used, based on management's best estimates, for future salary increases and inflation. For example, every 1.0 percentage point increase (or decrease) in the discount rate can cause the deficit to decrease (or increase) by approximately $625 million, after reflecting the expected loss (gain) on the value of the pension fund's debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. The defined benefit pension plans' deficit as at December 31, 2005, was approximately $240 million greater than the deficit as at December 31, 2004. The increase was due primarily to declines in long-term interest rates, partially offset by favourable pension fund returns and a minor adjustment for labour downsizing.

Between 51 % and 57 % of the plans' assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund's asset performance. Most of the plans' remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities.

We made contributions of $141.7 million to the defined benefit pension plans in 2005, compared with $175.7 million in 2004. The 2005 and 2004 contribution amounts reflected our decision to treat the voluntary extra contribution of $300.0 million made in December 2003 as a partial prepayment of contributions for 2004, 2005 and 2006.

The last actuarial valuation of our main pension plan was completed as at January 1, 2005. This plan is currently undergoing an updated actuarial valuation as at January 1, 2006 (which will be completed by June 2006). An actuarial valuation will be required as at each January 1 thereafter, until such time as the plan no longer has a solvency deficit (i.e. an excess of the plan's liabilities, calculated on a plan termination basis, over the fair market value of the plan's assets). Each year's minimum contribution requirement will be set out in the January 1 valuation for that year. We expect our pension contribution in 2006 to be approximately

$225 million, which represents the estimated minimum required contribution after application of the remaining balance of the $300-million voluntary contribution made in December 2003. Our pension contributions for 2007, 2008 and 2009 will be highly dependent on our actual experience over 2006, 2007 and 2008, with such variables as investment returns, interest rate fluctuations and demographic changes. If mid and long Canada bond yields remain at December 31, 2005, levels and our pension fund investment returns are approximately 8 % per annum over the next two years, we project our pension contributions to be approximately $200 million in 2007, declining to approximately $125 million in 2008. However, management expects these Canada bond yields to increase over the next two years. If the bond yields increase by 0.25 % in each of 2006 and 2007, and our pension fund achieves 8 % annual investment returns, we project our required pension contributions to be approximately $175 million in 2007, declining to approximately $75 million or less in 2008.

Restructuring

In the fourth quarter of 2005, we began a restructuring initiative to improve efficiency in our administrative areas. We plan to eliminate more than 400 management and administrative positions largely by the end of 2006. Three-quarters of the reductions are expected to be completed by the end of the first quarter of 2006. We will continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns. In 2005, we recorded a $44.2-million special charge for the restructuring initiative.

In the second quarter of 2003, we announced a restructuring program to eliminate 820 job positions, which required a labour liability accrual of $105.5 million. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. The originally targeted 820 reductions were substantially completed by the end of 2005.

We had cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in this MD&A under the sub-heading "Critical Accounting Estimates") totalling $69.0 million in 2005, compared with $88.8 million in 2004 and $107.0 million in 2003. In 2005, payments made for all restructuring liabilities amounted to $50.6 million, compared with payments of $65.5 million in 2004 and $86.8 million in 2003. Payments in 2005 relating to the labour liabilities were $50.5 million, compared with $62.2 million in 2004 and $78.4 million in 2003.

Cash payments for all labour restructuring initiatives are expected to be $77 million in 2006, $56 million in 2007, $48 million in 2008 and a total of $123 million over the remaining years to 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete. Cash payments for restructuring and environmental initiatives are estimated to be $99 million in 2006, $81 million in 2007, $64 million in 2008 and a total of $187 million over the remaining years through 2025. These payments are expected to continue in decreasing amounts and will be funded from general operations.

CRITICAL ACCOUNTING ESTIMATES

To prepare financial statements that conform with Canadian GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors' Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

Environmental Liabilities

We estimate the probable costs to be incurred in the remediation of property contaminated by past railway use. We screen and classify sites according to typical activities and scale of operations conducted, and we develop remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. We also consider available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment

and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. We are committed to fully meeting our regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to "Deferred Liabilities" on our Consolidated Balance Sheet and to "Special Charges" on our Statement of Consolidated Income. Favourable court settlements would increase "Accounts Receivable" on our Consolidated Balance Sheet and decrease operating expenses.

In 2004, environmental liabilities were increased by $101.0 million, largely due to a $90.9-million charge for a property in the U.S. In 2005, environmental liabilities decreased by $22.4 million, due mainly to a $33.9-million reduction to this accrual. The accrual in 2004 and the reduction in 2005 are discussed further in this MD&A under the sub-heading "Environmental" in the section "Future Trends, Commitments and Risks".

At December 31, 2005, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $129.4 million, of which the long-term portion amounting to $106.8 million was included in "Deferred Liabilities" and the short-term portion amounting to $22.6 million was included in "Accounts Payable and Accrued Liabilities". Costs incurred under our environmental remediation program are charged against the accrual. Total payments were $18.4 million in 2005 and $23.3 million in 2004. The U.S. dollar-denominated portion of the liability was affected by the change in Foreign Exchange, resulting in a decrease in environmental liabilities of $2.7 million in 2005 and $0.4 million in 2004.

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers' compensation benefits. Workers' compensation benefits are described in this section under the sub-heading "Legal and Personal Injury Liabilities". Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described under the sub-heading "Pension Plan Deficit" in the section "Future Trends, Commitments and Risks".

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset

values developed from a five-year average of market values for the fund's equity securities (with each prior year's market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund's fixed income and real estate securities. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Section 3461 "Employee Future Benefits" effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

"Other Assets and Deferred Charges" on our December 31, 2005, Consolidated Balance Sheet included prepaid pension costs of $944.8 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $2.5 million in "Accounts Receivable" for prepaid pension costs, $0.7 million in

"Accounts Payable and Accrued Liabilities", and $1.0 million in "Deferred Liabilities" for pension obligations.

The obligations with respect to post-retirement benefits, including health care, workers' compensation in Canada and life insurance, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. We included post-retirement benefits accruals of $174.2 million in "Deferred Liabilities", and post-retirement benefits accruals of $3.6 million in "Accounts Payable and Accrued Liabilities" on our December 31, 2005, Consolidated Balance Sheet.

Pension and post-retirement benefits expenses (excluding workers' compensation benefits) were included in "Compensation and Benefits" on our December 31, 2005, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $82.6 million in 2005, compared with $68.8 million in 2004.

Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $39.8 million in 2005, compared with $28.0 million in 2004. Defined benefit pension expense was $36.7 million in 2005, compared with $25.1 million in 2004. Defined contribution pension expense was $3.1million in 2005, compared with $2.9 million in 2004. Post-retirement benefits expense in 2005 was $42.8 million, compared with $40.8 million in 2004.

Property, Plant and Equipment

We follow the group depreciation method and depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

Depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged and the amount of accumulated depreciation recorded as a component of "Net Properties" on our December 31, 2005, Consolidated Balance Sheet. At December 31, 2005, accumulated depreciation was $4,761.2 million. Depreciation expense relating to properties amounted to $445.1 million in 2005, compared with $407.1 million in 2004.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we deal with these prospectively by amending depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5 %, annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts

may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

We undertake regular depreciation studies to establish the estimated useful life of each property group and are currently undergoing a depreciation review of certain track-related properties in 2006 that could result in changes to the estimated useful lives and salvage rates of these assets. Estimated service lives and salvage rates are based on historical retirement records whenever feasible. In cases where there are new asset types or there is insufficient retirement experience, the depreciation lives and salvage parameters are based on engineering or other expert opinions in the field. In 2005, depreciation expense increased $15 million due to rate revisions mainly for miscellaneous equipment-related assets.

Future Income Taxes

We account for future income taxes in accordance with the CICA Section 3465 "Income Taxes", which is based on the liability method. This method focuses on a company's balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.

In determining future income taxes, we make estimates and assumptions regarding future tax matters, including

estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized, and we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.

As a result of this review, we made a further reclassification of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes) in the fourth quarter of 2005. This reclassification moved previously recognized capital losses that historically had been allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items.

Future income tax expense totalling $258.7 million was included in income taxes for 2005 and $131.5 million was included in income tax for 2004. At December 31, 2005, future income tax liabilities of $1,674.4 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $108.0 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.

As discussed in this MD&A under the sub-heading "Income Taxes" in the section "Other Income Statement Items", future income tax expense and liability were adjusted in 2003, increasing $52.7 million to reflect the new Government of Ontario income tax rates, and decreasing $59.3 million as a result of the revaluation of several components of the future income tax liability.

Legal and Personal Injury Liabilities

We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially determined assessments with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.

A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. We accrue for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, we keep a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers' Compensation Board ("WCB") are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a state workers' compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.

In 2005, we conducted a study to better measure the level of accruals for asbestos claims from retired U.S. employees, and also to better calibrate the case-by-case accruals for other U.S. employee claims to recent safety and other experience trends. The result of the study was to increase our liability accrual for such claims by $4.1 million with a corresponding charge to operating expense.

Provisions for incidents, claims and litigation charged to income, which are included in "Purchased Services and Other" on our Statement of Consolidated Income, amounted to $43.0 million in 2005 and $53.6 million in 2004.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $139.6 million, net of insurance recoveries, at December 31, 2005. The total accrual included $99.3 million in "Deferred Liabilities" and $82.3 million in "Accounts Payable and Accrued Liabilities", offset by $0.8 million in "Other Assets and Deferred Charges" and $41.2 million in "Accounts Receivable".

SYSTEMS, PROCEDURES AND CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in the U.S. *Securities Exchange Act of 1934* (as amended) Rules 13a-15(e) and 15d-15(e)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the *Private Securities Litigation Reform Act of 1995* (United States) relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs;

uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation,

economic performance, Canadian and international monetary policies and U.S. debt levels.

There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America's rail infrastructure, including the movement of goods across the Canada-U.S. border.

The U.S. Surface Transportation Board ("STB") established new rules governing railway mergers in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

Draft legislation amending the *Canada Transportation Act,* introduced in Parliament in late March 2005, was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given as to the timing, content or effect on CPR of future legislation.

In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the "Future Trends, Commitments and Risks" section and elsewhere in this MD&A with the particular forward-looking statement in question.

GLOSSARY OF TERMS

Average number of active employees the average number of actively employed workers for the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing the total by the number of months in the period.

Average train weights the result of dividing GTMs by train-miles. This represents the average total weight of all our trains operating over our track and track on which we have running rights.

Carloads revenue-generating shipments of containers, trailers and freight cars.

CICA Canadian Institute of Chartered Accountants.

Class 1 railway a railroad earning a minimum of US$258.5 million in revenues annually.

CPRL Canadian Pacific Railway Limited.

CPR, the Company CPRL and its subsidiaries.

Diluted EPS, before FX on LTD and other specified items a variation of the calculation of diluted EPS, which is calculated by dividing income, before

FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 7.

D&H Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DSOP CPRL's Directors' Stock Option Plan.

EPS earnings per share.

EVC Elk Valley Coal Partnership, our main coal customer.

Fluidity obtaining more value from our existing assets and resources.

Foreign Exchange the value of the Canadian dollar relative to the U.S. dollar.

FRA U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injuries per 200,000 employee-hours the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries

that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents per million train-miles the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.

Freight revenue per RTM the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX on LTD foreign exchange gains and losses on long-term debt.

GAAP Canadian generally accepted accounting principles.

GTMs or gross ton-miles the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.

IOP Integrated Operating Plan, the foundation for our scheduled railway operations.

LIBOR London Interbank Offered Rate.

MD&A Management's Discussion and Analysis.

Miles of road operated the total length of all rail lines over which we operate, excluding track on which we have haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

MSOIP CPRL's Management Stock Option Incentive Plan.

Operating Ratio the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.

RTMs or revenue ton-miles the movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

Train-miles a measure reflecting the distance traveled by the lead locomotive on each train operating over our track. An increase in GTMs without a corresponding increase in train-miles indicates higher efficiency.

U.S. gallons of fuel per 1,000 GTMs represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

WCB Workers' Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit, Finance and Risk Management Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

MICHAEL T. WAITES
Executive Vice-President
and Chief Financial Officer

ROBERT J. RITCHIE
Chief Executive Officer

February 20, 2006

AUDITORS' REPORT

To the shareholders of Canadian Pacific Railway Limited

We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2005 and 2004, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 10, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 2 and 28 to the consolidated financial statements. Our report to the shareholders dated February 10, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 10, 2006

STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in millions, except per share data)

	2005	2004	2003
Revenues			
Freight (Note 7)	$ **4,266.3**	$ 3,785.1	$ 3,525.1
Other	**125.3**	117.8	135.6
	4,391.6	3,902.9	3,660.7
Operating expenses			
Compensation and benefits	**1,322.2**	1,259.6	1,163.9
Fuel	**588.0**	440.0	393.6
Materials	**203.3**	178.5	179.2
Equipment rents	**210.0**	218.5	238.5
Depreciation and amortization	**445.1**	407.1	372.3
Purchased services and other	**621.6**	610.7	583.6
	3,390.2	3,114.4	2,931.1
Operating income, before the following:	**1,001.4**	788.5	729.6
Special charge for (reduction to) environmental remediation (Notes 4 and 21)	**(33.9)**	90.9	–
Special charge for (reduction to) labour restructuring and asset impairment (Notes 5 and 21)	**44.2**	(19.0)	215.1
Loss on transfer of assets to outsourcing firm (Note 6)	**–**	–	28.9
Operating income	**991.1**	716.6	485.6
Other charges (Note 8)	**18.1**	36.1	33.5
Foreign exchange gain on long-term debt	**(44.7)**	(94.4)	(209.5)
Interest expense (Note 9)	**204.2**	218.6	218.7
Income tax expense (Note 10)	**270.6**	143.3	41.6
Net income	$ **542.9**	$ 413.0	$ 401.3
Basic earnings per share (Note 11)	$ **3.43**	$ 2.60	$ 2.53
Diluted earnings per share (Note 11)	$ **3.39**	$ 2.60	$ 2.52

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

As at December 31 (in millions)

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	**$ 121.8**	$ 353.0
Accounts receivable and other current assets (Note 12)	**524.0**	434.7
Materials and supplies	**140.1**	134.1
Future income taxes (Note 10)	**108.0**	70.2
	893.9	992.0
Investments (Note 14)	**67.3**	96.0
Net properties (Note 15)	**8,790.9**	8,393.5
Other assets and deferred charges (Note 16)	**1,139.0**	1,018.3
Total assets	**$ 10,891.1**	$ 10,499.8
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 1,032.8**	$ 975.3
Income and other taxes payable	**30.2**	16.2
Dividends payable	**23.7**	21.0
Long-term debt maturing within one year (Note 17)	**30.0**	275.7
	1,116.7	1,288.2
Deferred liabilities (Note 19)	**743.5**	767.8
Long-term debt (Note 17)	**2,970.8**	3,075.3
Future income taxes (Note 10)	**1,674.4**	1,386.1
Shareholders' equity (Note 22)		
Share capital	**1,141.5**	1,120.6
Contributed surplus	**241.6**	300.4
Foreign currency translation adjustments	**67.5**	77.0
Retained income	**2,935.1**	2,484.4
	4,385.7	3,982.4
Total liabilities and shareholders' equity	**$ 10,891.1**	$ 10,499.8

Commitments and contingencies (Note 25).

See Notes to Consolidated Financial Statements.



Approved on behalf of the Board: J.E. Newall, Director   R. Phillips, Director

STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in millions)

	2005	2004	2003
Operating activities			
Net income	$ **542.9**	$ 413.0	$ 401.3
Add (deduct) items not affecting cash			
Depreciation and amortization	**445.1**	407.1	372.3
Future income taxes (Note 10)	**258.0**	131.5	31.8
Environmental remediation charge (Note 4)	**(30.9)**	90.9	–
Restructuring and impairment charge (Note 5)	**44.2**	(19.0)	215.1
Foreign exchange gain on long-term debt	**(44.7)**	(94.4)	(209.5)
Amortization of deferred charges	**19.5**	24.7	20.3
Restructuring and environmental payments (Note 21)	**(69.0)**	(88.8)	(107.0)
Other operating activities, net	**(91.1)**	(112.2)	(365.0)
Change in non-cash working capital balances related to operations (Note 13)	**(23.3)**	33.2	(53.6)
Cash provided by operating activities	**1,050.7**	786.0	305.7
Investing activities			
Additions to properties (Note 15)	**(884.4)**	(673.8)	(686.6)
Other investments	**2.0**	(2.5)	(21.9)
Net proceeds from disposal of transportation properties	**13.2**	10.2	8.2
Cash used in investing activities	**(869.2)**	(666.1)	(700.3)
Financing activities			
Dividends paid	**(89.5)**	(81.7)	(80.8)
Issuance of CPR Common Shares	**31.8**	2.5	2.0
Purchase of CPR Common Shares	**(80.6)**	–	–
Issuance of long-term debt	**–**	193.7	699.8
Repayment of long-term debt	**(274.4)**	(16.1)	(376.6)
Cash (used in) provided by financing activities	**(412.7)**	98.4	244.4
Cash position			
(Decrease) increase in cash and cash equivalents	**(231.2)**	218.3	(150.2)
Cash and cash equivalents at beginning of year	**353.0**	134.7	284.9
Cash and cash equivalents at end of year	$ **121.8**	$ 353.0	$ 134.7

See Notes to Consolidated Financial Statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME

Year ended December 31 (in millions)	2005	2004	2003
Balance, January 1	$ 2,484.4	$ 2,153.9	$ 1,833.4
Net income for the year	542.9	413.0	401.3
Dividends	(92.2)	(82.5)	(80.8)
Balance, December 31	$ 2,935.1	$ 2,484.4	$ 2,153.9

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

1. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of Canadian Pacific Railway Limited ("CPRL") and all of its subsidiaries, including variable-interest entities ("VIE") for which CPR is the primary beneficiary and the proportionate share of the accounts of jointly controlled enterprises (collectively referred to as "CPR" or "the Company"), and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal Subsidiaries

The following list sets out CPRL's principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

Principal subsidiary	Incorporated under the laws of	Percentage of voting securities held directly or indirectly by the Company
Canadian Pacific Railway Company	Canada	100 %
Soo Line Railroad Company ("Soo Line")	Minnesota	100 %
Delaware and Hudson Railway Company, Inc. ("D&H")	Delaware	100 %
Mount Stephen Properties Inc. ("MSP")	Canada	100 %

Revenue Recognition

Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued as a reduction of freight revenues based on estimated volumes and contract terms as freight service is provided.

Cash and Cash Equivalents

Cash and cash equivalents includes marketable short-term investments that are readily convertible to cash. Short-term investments are stated at cost, which approximates market value.

Foreign Currency Translation

Foreign currency assets and liabilities of the Company's operations, other than those held through self-sustaining foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company's net investment in self-sustaining foreign subsidiaries, are included immediately in income.

The accounts of the Company's self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries' accounts are included in "Shareholders' Equity" as foreign currency translation adjustments (see Note 22). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries' accounts.

Pensions and Other Benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values, developed from a five-year average of market values for the fund's equity securities (with each prior year's market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund's fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. The transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 "Employee Future Benefits" effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions, including health care, some workers' compensation in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.

Materials and Supplies

Materials and supplies on hand are valued at the lower of average cost and replacement value.

Properties

Fixed asset additions and major renewals are recorded at cost. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. When removal costs exceed the salvage value on assets the Company has no legal obligation to remove, the net cost is charged to income in the period in which it is incurred and not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values will be revised to the fair value and an impairment loss will be recognized.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.

Assets to be disposed of are included in "Other Assets and Deferred Charges" on the Consolidated Balance Sheet. They are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

Estimated service life used for principal categories of properties is as follows:

Assets	Years
Diesel locomotives	28 to 32
Freight cars	23 to 47
Ties	35 to 45
Rails – in first position	21 to 30
– in other than first position	54
Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. Beginning January 1, 2004, when CPR utilizes derivative instruments in hedging relationships, CPR identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. Derivative instruments that do not qualify as hedges or are not designated as hedges are carried at fair value on the Consolidated Balance Sheet in "Other Assets and Deferred Charges" or "Deferred Liabilities". Any change in fair value is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related.

The Company from time to time enters into foreign exchange forward contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable and future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company from time to time enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company has a fuel-hedging program under which CPR acquires future crude oil contracts for a percentage of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts are used as part of the fuel-hedging program to manage the foreign exchange variability component of CPR's fuel price risk. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

Restructuring Accrual and Environmental Remediation

Restructuring liabilities are recorded at their present value. The discount related to liabilities incurred in 2003 and subsequent years is amortized to "Compensation and Benefits" and "Purchased Services and Other" over the payment period. The discount related to liabilities incurred prior to 2003 is amortized to "Other Charges" over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in "Deferred Liabilities", except for the current portion, which is recorded in "Accounts Payable and Accrued Liabilities".

Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period during which the change occurs.

Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the Treasury Stock Method for determining the dilutive effect of options.

Stock-based Compensation

CPR follows the fair value-based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense and an increase in contributed surplus are recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined using the Black-Scholes option-pricing model. The Company provides pro forma basis net income and earnings per share information in "Stock-based Compensation" (see Note 24) for the fair value of options granted between January 1 and December 31, 2002.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for stock appreciation rights ("SAR"), deferred share units ("DSU") and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised. Forfeitures and cancellations of SARs and DSUs are accounted for when they occur. The SAR liability is settled to "Share Capital" when a SAR is cancelled due to the exercise of a tandem option (see Note 24).

2. New Accounting Policies

Hedging Transactions

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 "Hedging Relationships" ("AcG 13"). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instrument that fails to meet the hedging criteria will be accounted for in accordance with the CICA Emerging Issues Committee Abstract 128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" ("EIC 128"). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million at December 31, 2003, no longer qualified for hedge accounting for GAAP purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in "Deferred Liabilities" on the Consolidated Balance Sheet and is being recognized in income over the remaining seven-year term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are carried on the Consolidated Balance Sheet at fair value and result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments in 2005 was a $6.6-million pre-tax gain (2004 – $1.5 million pre-tax gain), which was reported as "Gain on Non-hedging Derivative Instruments" in "Other Charges" (see Note 8).

3. Future Accounting Changes

Non-monetary Transactions

In June 2005, the CICA issued Accounting Standard Section 3831 "Non-Monetary Transactions" effective January 1, 2006. It will be applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair values of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. Currently, non-monetary transactions that do not constitute the culmination of the earnings process are recorded at carrying value. There is no current impact to CPR of adopting this new standard as it applies prospectively to future non-monetary transactions.

Financial Instruments, Hedging and Comprehensive Income

The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 "Financial Instruments, Recognition and Measurement", Accounting Standard Section 3861 "Financial Instruments, Presentation and Disclosure", Accounting Standard Section 3865 "Hedging" and Accounting Standard Section 1530 "Comprehensive Income". These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.

Financial instruments designated as "held-for-trading" and "available-for-sale" will be carried at their fair value while financial instruments such as loans and receivables and those classified as "held-to-maturity" will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in "Accumulated Other Comprehensive Income", a component of "Shareholders' Equity" (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on hedges taken into income immediately. Adoption of these standards is not expected to have a material impact on net income.

4. Special Charge for (Reduction to) Environmental Remediation

In the fourth quarter of 2004, CPR recorded a special charge of $90.9 million (see Note 21) for investigation, characterization, remediation and other applicable actions related to environmental contamination at a CPR-owned property in the U.S., which includes areas previously leased to third parties. CPR is participating in the State of Minnesota's voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. In 2005, CPR filed with the State of Minnesota a response action plan for the east side of the property.

In the third quarter of 2005, a binding settlement was reached relating to a lawsuit with a potentially responsible party in relation to portions of past environmental contamination at the above-mentioned CPR-owned property. As a result, the lawsuit against this party was dismissed. CPR reduced accrued liabilities related to this property and recognized a total reduction of $33.9 million to the special charge for environmental remediation recorded in 2004 (see Note 21).

5. Special Charge for (Reduction to) Labour Restructuring and Asset Impairment

In the fourth quarter of 2005, CPR recorded a special charge of $44.2 million for a labour restructuring initiative. The job reductions, mostly in management and administrative positions, will be substantially completed in 2006 (see Note 21).

In the fourth quarter of 2004, upon receiving partial regulatory approval for a new arrangement with another rail carrier, CPR recorded a reduction of $19.0 million (US$16.0 million) related to a $21.8-million accrual originally recorded in 2003, as noted below, for labour restructuring on the D&H (see Note 21).

In the second quarter of 2003, CPR recorded a special charge of $215.1 million for restructuring and a write-down of unproductive assets. The special charge was comprised of: $105.5 million to accrue for labour liabilities resulting from a Company-wide productivity-driven job reduction initiative; a $102.7-million write-down to fair value, based on estimated future discounted cash flows, of the assets of the D&H; and a total $6.9-million write-down of two non-beneficial investments – the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity. The job reductions were substantially complete by the end of 2005. However, ongoing payments of termination benefits to certain employees are expected to continue to 2009. The $105.5-million accrual included $2.0 million for future rental payments for leased space no longer being used by the Company as a result of downsizing (see Note 21). The $102.7-million write-down included a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring on the D&H (see Note 21).

6. Loss on Transfer of Assets to Outsourcing Firm

In 2003, CPR and IBM Canada Ltd. ("IBM") entered into a seven-year agreement for IBM to operate and enhance the Company's computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

7. Change in Accounting Estimate

During 2005, the Company prospectively recorded a $23.4-million adjustment to increase revenues in 2005 related to services provided in 2004. The adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.

8. Other Charges

(in millions)	2005		2004		2003
Amortization of discount on accruals recorded at present value	$ 15.4	$	19.1	$	20.3
Other exchange (gains) losses	(2.2)		11.7		0.4
Loss on sale of accounts receivable (Note 12)	3.5		2.9		4.1
Gain on non-hedging derivative instruments	(6.6)		(1.5)		–
Other	8.0		3.9		8.7
Total other charges	$ 18.1	$	36.1	$	33.5

9. Interest Expense

(in millions)		2005		2004		2003
Interest expense	$	**211.8**	$	223.9	$	226.4
Interest income		**(7.6)**		(5.3)		(7.7)
Net interest expense	$	**204.2**	$	218.6	$	218.7
Gross cash interest payments	$	**199.6**	$	219.0	$	228.7

10. Income Taxes

The following is a summary of the major components of the Company's income tax expense:

(in millions)		2005		2004		2003
Canada (domestic)						
Current income tax expense	$	**10.3**	$	10.6	$	9.2
Future income tax expense						
Origination and reversal of temporary differences		**213.9**		162.4		144.4
Effect of tax rate increases		**–**		–		51.6
Recognition of previously unrecorded tax losses		**(17.2)**		(29.1)		(59.1)
Effect of hedge of net investment in self-sustaining foreign subsidiaries		**(2.1)**		(8.7)		(34.6)
Other		**(1.0)**		(14.5)		(58.2)
Total future income tax expense		**193.6**		110.1		44.1
Total income taxes (domestic)	$	**203.9**	$	120.7	$	53.3
Other (foreign)						
Current income tax expense	$	**2.3**	$	1.2	$	0.6
Future income tax expense						
Origination and reversal of temporary differences		**64.4**		23.2		10.4
Recognition of previously unrecorded tax losses		**–**		–		(22.7)
Other		**–**		(1.8)		–
Total future income tax expense		**64.4**		21.4		(12.3)
Total income taxes (foreign)	$	**66.7**	$	22.6	$	(11.7)
Total						
Current income tax expense	$	**12.6**	$	11.8	$	9.8
Future income tax expense		**258.0**		131.5		31.8
Total income taxes (domestic and foreign)	$	**270.6**	$	143.3	$	41.6

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2005	2004
Future income tax assets		
Restructuring liability	$ **97.3**	$ 101.2
Amount related to tax losses carried forward	**132.6**	164.6
Liabilities carrying value in excess of tax basis	**44.4**	38.0
Future environmental remediation costs	**47.7**	65.0
Other	**35.8**	30.8
Total future income tax assets	**357.8**	399.6
Future income tax liabilities		
Capital assets carrying value in excess of tax basis	**1,570.6**	1,379.7
Other long-term assets carrying value in excess of tax basis	**338.6**	303.7
Other	**15.0**	32.1
Total future income tax liabilities	**1,924.2**	1,715.5
Net future income tax liabilities	**1,566.4**	1,315.9
Net current future income tax assets	**108.0**	70.2
Net long-term future income tax liabilities	$ **1,674.4**	$ 1,386.1

The Company's consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	2005	2004	2003
Expected income tax expense at Canadian statutory tax rates	$ **291.8**	$ 202.4	$ 168.0
Increase (decrease) in taxes resulting from:			
Large corporations tax	**8.3**	5.9	11.1
Gains not subject to tax	**(22.0)**	(31.8)	(50.5)
Foreign tax rate differentials	**2.7**	6.8	19.2
Effect of tax rate increases	**–**	–	51.6
Recognition of previously unrecorded tax losses	**(17.2)**	(29.1)	(81.8)
Other	**7.0**	(10.9)	(76.0)
Income tax expense	$ **270.6**	$ 143.3	$ 41.6

The Company had no unrecognized capital losses at December 31, 2005. At December 31, 2004, there were $333.7 million of unrecognized capital losses available indefinitely for Canadian tax purposes.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters. During 2003, the Company revalued various components of its future income tax liability and reduced the estimate of its future income tax liability by $59.3 million.

11. Earnings Per Share

At December 31, 2005, the number of shares outstanding was 158.2 million (2004 – 158.8 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CPR from Canadian Pacific Limited ("CPL") in October 2001, CPL stock options held by CPL employees were exchanged for CPR replacement options. At December 31, 2005, there were 0.4 million replacement options outstanding (2004 – 0.4 million; 2003 – 0.5 million). Since the spin-off, CPR has issued new stock options to CPR employees. At December 31, 2005, there were 5.5 million new options outstanding (2004 – 5.6 million; 2003 – 4.5 million). These new option totals at December 31, 2005, exclude 2.0 million options (2004 – 1.7 million; 2003 – 1.2 million) for which there are tandem SARs outstanding, as these are not included in the dilution calculation (see Note 24).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2005	2004	2003
Weighted average shares outstanding	158.4	158.7	158.5
Dilutive effect of stock options	1.7	0.4	0.6
Weighted average diluted shares outstanding	160.1	159.1	159.1

(in dollars)	2005	2004	2003
Basic earnings per share	$ 3.43	$ 2.60	$ 2.53
Diluted earnings per share	$ 3.39	$ 2.60	$ 2.52

In 2005, 1,000 options (2004 – 634,639; 2003 – 306,426) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

12. Sale of Accounts Receivable

In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2005, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2004 – $120.0 million).

The undivided co-ownership interest is sold on a fully serviced basis and the Company receives no fee for ongoing servicing responsibilities. The average servicing period is approximately one month. A servicing asset of $0.1 million and a liability of $0.1 million have been recorded, as the benefit the Company derives from servicing the receivables approximates the value of the activity.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits.

The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2005, allowances of $8.0 million (2004 – $5.8 million) were recorded in "Accounts Receivable". During 2005, $0.5 million of accounts receivable (2004 – $2.8 million) were written off to "Freight Revenues".

The Company provides a credit enhancement amount to absorb credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. This amount is recognized by the Company as a retained interest and included in accounts receivable. At December 31, 2005, the fair value of the retained interest was 16.2 % of the receivables sold or $19.5 million (2004 – 14.8 % or $17.8 million). The fair value approximated carrying value as a result of the short collection cycle and negligible credit losses. The Company cannot enter into an agreement with a third party with respect to its retained interest.

The securitization program is subject to standard reporting and credit-rating requirements for CPR. The reporting includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.

In 2005, the Company recognized a loss of $3.5 million (2004 – $2.9 million; 2003 – $4.1 million) on the securitization program. The loss is included in "Other Charges" on the Statement of Consolidated Income.

The table below summarizes certain cash flows related to the transfer of receivables:

	2005	2004
Proceeds from new securitizations	$ –	$ 120.0
Proceeds from collections reinvested	$ 1,480.6	$ 382.4

13. Change in Non-cash Working Capital Balances Related to Operations

(in millions)	2005	2004	2003
(Use) source of cash:			
Accounts receivable and other current assets	$ (61.8)	$ (39.0)	$ 45.2
Materials and supplies	(14.6)	(35.5)	2.5
Accounts payable and accrued liabilities	39.1	112.3	(76.3)
Income and other taxes payable	14.0	(4.6)	(25.0)
Change in non-cash working capital	$ (23.3)	$ 33.2	$ (53.6)

14. Investments

(in millions)	2005	2004
Rail investments accounted for on an equity basis	$ **34.7**	$ 74.7
Other investments accounted for on a cost basis	**32.6**	21.3
Total investments	$ **67.3**	$ 96.0

Effective January 1, 2005, CPR's 50 % investment in the Detroit River Tunnel Partnership was accounted for on a proportionate consolidation basis.

Income from CPR's investment in the Detroit River Tunnel Partnership was $8.2 million in 2005 (2004 – $6.2 million; 2003 – $14.6 million). The equity loss from the Company's investment in the CNCP Niagara-Windsor Partnership was $0.6 million in 2005 (2004 – $0.9 million; 2003 – nil). CPR's investment in the Indiana Harbor Belt Railroad Company generated equity income of $3.0 million in 2005 (2004 – $2.5 million; 2003 – $2.4 million). Equity income (loss) is recorded in "Other" revenues on the Statement of Consolidated Income.

15. Net Properties

(in millions)	Cost	Accumulated depreciation	Net book value
2005			
Track and roadway	$ **8,180.0**	$ **2,614.2**	$ **5,565.8**
Buildings	**329.7**	**143.0**	**186.7**
Rolling stock	**3,448.5**	**1,395.7**	**2,052.8**
Other	**1,610.5**	**624.9**	**985.6**
Total net properties	**$13,568.7**	$ **4,777.8**	$ **8,790.9**
2004			
Track and roadway	$ 7,667.1	$ 2,482.7	$ 5,184.4
Buildings	319.7	128.4	191.3
Rolling stock	3,323.2	1,319.8	2,003.4
Other	1,566.1	551.7	1,014.4
Total net properties	$12,876.1	$ 4,482.6	$ 8,393.5

At December 31, 2005, software development costs of $575.6 million (2004 – $596.5 million) and accumulated depreciation of $230.0 million (2004 – $202.8 million) were included in the category "Other". Additions during 2005 were $14.7 million (2004 – $30.3 million; 2003 – $31.7 million) and depreciation expense was $52.3 million (2004 – $53.6 million; 2003 – $55.3 million).

At December 31, 2005, net properties included $401.0 million (2004 – $396.9 million) of assets held under capital lease at cost and related accumulated depreciation of $98.7 million (2004 – $83.5 million).

During 2005, capital assets were acquired under the Company's capital program at an aggregate cost of $906.0 million (2004 – $686.3 million; 2003 – $699.0 million), $0.6 million of which were acquired by means of capital leases (2004 – nil; 2003 – nil). Cash payments related to capital purchases were $884.4 million in 2005 (2004 – $673.8 million; 2003 – $686.6 million). At December 31, 2005, $9.4 million (2004 – $0.2 million; 2003 – $12.4 million) remained in accounts payable related to the above purchases.

16. Other Assets and Deferred Charges

(in millions)	2005	2004
Prepaid pension costs	$ 944.8	$ 838.3
Other [1]	194.2	180.0
Total other assets and deferred charges	$ 1,139.0	$ 1,018.3

[1] At December 31, 2005, the category "Other" included assets held for sale that had a carrying value of $37.1 million (2004 – nil) that were reclassified from "Net Properties".

17. Long-term Debt

(in millions)	Currency in which payable	2005	2004
6.250 % Notes due 2011	US$	$ 465.2	$ 480.8
7.125 % Debentures due 2031	US$	407.1	420.7
9.450 % Debentures due 2021	US$	290.7	300.5
5.750 % Debentures due 2033	US$	290.7	300.5
7.20 % Medium Term Notes due 2005	CDN$	–	250.0
4.90 % Medium Term Notes due 2010	CDN$	350.0	350.0
5.41 % Senior Secured Notes due 2024	US$	163.6	172.6
6.91 % Secured Equipment Notes due 2006 – 2024	CDN$	229.3	235.0
7.49 % Equipment Trust Certificates due 2006 – 2021	US$	137.6	144.2
Secured Equipment Loan due 2006 – 2007	US$	143.1	153.4
Secured Equipment Loan due 2006 – 2015	CDN$	154.0	156.2
Obligations under capital leases due 2006 – 2022 (6.85 % – 7.65 %)	US$	320.8	335.3
Obligations under capital leases due 2006 (7.88 % – 10.93 %)	CDN$	0.3	0.9
Bank loan payable on demand due 2010 (5.883 %)	CDN$	4.5	4.3
Other	US$	0.2	0.4
		2,957.1	3,304.8
Perpetual 4 % Consolidated Debenture Stock	US$	35.6	36.8
Perpetual 4 % Consolidated Debenture Stock	GB£	8.1	9.4
		3,000.8	3,351.0
Less: Long-term debt maturing within one year		30.0	275.7
		$ 2,970.8	$ 3,075.3

At December 31, 2005, long-term debt denominated in U.S. dollars was US$1,938.6 million (2004 – US$1,951.1 million).

Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % Debentures on April 15 and October 15; 9.450 % Debentures on February 1 and August 1; and 5.750 % Debentures on March 15 and September 15 of each year. All of these Notes and Debentures are unsecured but carry a negative pledge.

The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at December 31, 2005, of $198.4 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

The 7.20 % Medium Term Notes due 2005 were unsecured but carried a negative pledge. Interest was paid semi-annually in arrears on June 28 and December 28 of each year. The final interest payment and principal repayment occurred on June 28, 2005.

The 4.90 % Medium Term Notes due 2010 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 15 and December 15 of each year.

The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2005, of $204.0 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Commencing April 1, 2005, and continuing on April 1 and October 1 of each year, the Company pays equal blended semi-annual payments of principal and interest of $10.9 million. Final payment of principal and interest is due October 1, 2024.

The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2005, of $151.0 million. Semi-annual interest payments of US$4.5 million were made on January 15 and July 15 of each year, up to and including January 15, 2005. Beginning on July 15, 2005, and continuing on January 15 and July 15 of each year, the Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.

The Secured Equipment Loan due 2006-2007 is secured by specific units of rolling stock with a carrying value at December 31, 2005, of $189.1 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average London Interbank Offered Rate ("LIBOR") plus a spread (2005 – 5.90 %; 2004 – 1.99 %). The Company makes blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year.

The Secured Equipment Loan due 2006-2015 is secured by specific locomotive units with a carrying value of $167.3 million at December 31, 2005. The interest rate is floating and is calculated based on a six-month average Canadian Dollar Offered Rate ("CDOR") (calculated based on an average of Bankers' Acceptance rates) plus 53 basis points (2005 – 3.02 %; 2004 – 3.22 %). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.

The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883 %. The amount of the loan at December 31, 2005, was $173.7 million (2004 – $163.8 million). The Company has offset against this loan a financial asset of $169.2 million (2004 – $159.6 million) with the same financial institution.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2005 are (in millions): 2006 – $23.5; 2007 – $159.2; 2008 – $18.7; 2009 – $19.7; 2010 – $374.5.

At December 31, 2005, capital lease obligations included in long-term debt were as follows:

(in millions)	Year		Capital leases
Minimum lease payments in:	2006	$	28.8
	2007		29.8
	2008		29.8
	2009		31.3
	2010		46.1
	Thereafter		384.5
Total minimum lease payments			550.3
Less: Imputed interest			229.2
Present value of minimum lease payments			321.1
Less: Current portion			6.5
Long-term portion of capital lease obligations		$	314.6

The carrying value of the assets securing the capital lease obligations was $302.3 million at December 31, 2005.

18. Financial Instruments

Foreign Exchange Forward Contracts

Exposure to changes arising from fluctuations in the exchange rate between Canadian and U.S. dollars on future revenue streams has been partially managed by selling forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2005, the Company had contracts to sell approximately US$58.9 million in 2006 at exchange rates ranging from 1.1994 to 1.2019 (2004 – US$98.3 million in 2005 and 2006 at exchange rates ranging from 1.1985 to 1.2048). At December 31, 2005, the unrealized gain on foreign exchange forward contracts was CDN$2.5 million (2004 – CDN$0.2 million).

Commodity Contracts

Exposure to fluctuations in fuel prices has been partially managed by selling or purchasing crude oil swaps. At December 31, 2005, the Company had entered into swap contracts, which are accounted for as cash flow hedges, to purchase approximately 1,746,000 barrels (2004 – 3,764,000 barrels) over the 2006-2009 period at average annual prices ranging from US$30.51 to US$38.19 per barrel (2004 – US$30.51 to US$38.19 over the 2005-2009 period). At December 31, 2005, the unrealized gain on crude oil swaps was CDN$59.2 million (2004 – CDN$32.0 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2005, the Company had entered into forward contracts totalling US$63.5 million over the 2006-2009 period at exchange rates ranging from 1.2226 to 1.3008 (2004 – US$146.6 million over the 2005-2009 period at exchange rates ranging from 1.2226 to 1.3008), which are accounted for as cash flow hedges. At December 31, 2005, the unrealized loss on these forward contracts was CDN$7.2 million (2004 – CDN$8.8 million).

Interest Rate Contracts

At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, which were accounted for as a hedge, for a nominal amount of CDN$105.0 million. These swap agreements converted a portion of the Company's fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million. Effective January 1, 2004, in connection with the implementation of AcG 13 "Hedging Relationships", the Company determined that these swap agreements no longer qualified for hedge accounting (see Note 2). The unrealized gain of CDN$2.2 million was recorded in "Deferred Liabilities" on the Consolidated Balance Sheet and is being amortized to "Other Charges" over the remaining seven-year term of the originally designated hedged item. In addition, net swap income based on settlements of the swaps during 2004 was recorded in "Other Charges". In July 2004, the Company terminated these agreements and realized a loss of CDN$2.2 million, which was recorded in "Other Charges".

At December 31, 2005, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a nominal amount of US$200.0 million (2004 – US$200.0 million). The swap agreements converted a portion of the Company's fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2005, the unrealized loss on these interest rate swap agreements was CDN$0.2 million (2004 – CDN$8.8 million gain).

The following table discloses the terms of the swap agreements at December 31, 2005:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$ 232.6
Fixed receiving rate	6.250 %
Variable paying rate [1]	4.9 %

[1] Based on U.S. three-month LIBOR.

In 2004, the Company entered into agreements that established the borrowing rate on US$200.0 million of long-term debt, which was expected to be issued in the first half of 2005. Unrealized gains on this arrangement, which was accounted for as a cash flow hedge, were CDN$1.8 million at December 31, 2004. In the first quarter of 2005, the hedge was terminated as the Company decided not to issue the debt and the $5.8-million gain on settlement was recorded in "Other Charges".

During 2004, the Company recorded losses of CDN$2.0 million on six treasury rate locks totalling US$124.0 million to fix the benchmark rate on the 5.41 % US$145.0-million Senior Secured Notes offering issued in March 2004. These treasury rate locks were accounted for as a cash flow hedge and the losses are being amortized over the 20-year life of the existing financing.

Credit Risk Management

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. However, the Company does not anticipate such non-performance because dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

Interest Rate Exposure and Fair Values

The Company's exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables:

| **2005** | At floating | Fixed interest rate maturing in | | | Total carrying | Fair value |
(in millions)	interest rates	2006	2007 to 2010	2011 and after	value	
Financial assets						
Cash and short-term investments	$ 121.8	$ –	$ –	$ –	$ 121.8	$ 121.8
Financial liabilities						
6.250 % Notes	–	–	–	465.2	465.2	494.1
7.125 % Debentures	–	–	–	407.1	407.1	488.7
9.450 % Debentures	–	–	–	290.7	290.7	397.6
5.750 % Debentures	–	–	–	290.7	290.7	303.0
4.90 % Medium Term Notes due 2010	–	–	350.0	–	350.0	357.2
5.41 % Senior Secured Notes due 2024	–	3.6	16.5	143.5	163.6	165.7
6.91 % Secured Equipment Notes	–	6.1	29.1	194.1	229.3	268.8
7.49 % Equipment Trust Certificates	–	2.9	13.8	120.9	137.6	163.5
Secured Equipment Loan due 2007	143.1	–	–	–	143.1	143.1
Secured Equipment Loan due 2015	154.0	–	–	–	154.0	154.0
4 % Consolidated Debenture Stock	–	–	–	43.7	43.7	38.8
Obligations under capital leases	–	6.5	51.8	262.8	321.1	369.6
Bank loan payable on demand	–	4.5	–	–	4.5	4.5
Other	–	0.2	–	–	0.2	0.2
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	2.5
Crude oil swaps	–	–	–	–	–	59.2
Foreign exchange forward contracts on fuel	–	–	–	–	–	(7.2)
Interest rate swaps	232.6	–	–	(232.6)	–	(0.2)
Total financial liabilities					$ 3,000.8	$ 3,403.1

2004		Fixed interest rate maturing in				
(in millions)	At floating interest rates	2005	2006 to 2009	2010 and after	Total carrying value	Fair value
Financial assets						
Cash and short-term investments	$ 353.0	$ –	$ –	$ –	$ 353.0	$ 353.0
Financial liabilities						
6.250 % Notes	–	–	–	480.8	480.8	530.0
7.125 % Debentures	–	–	–	420.7	420.7	501.7
9.450 % Debentures	–	–	–	300.5	300.5	419.9
5.750 % Debentures	–	–	–	300.5	300.5	306.5
7.20 % Medium Term Notes due 2005	–	250.0	–	–	250.0	255.3
4.90 % Medium Term Notes due 2010	–	–	–	350.0	350.0	359.6
5.41 % Senior Secured Notes due 2024	–	3.5	16.1	153.0	172.6	180.5
6.91 % Secured Equipment Notes	–	5.7	27.1	202.2	235.0	270.4
7.49 % Equipment Trust Certificates	–	2.1	13.3	128.8	144.2	177.2
Secured Equipment Loan due 2007	153.4	–	–	–	153.4	153.4
Secured Equipment Loan due 2015	156.2	–	–	–	156.2	156.2
4 % Consolidated Debenture Stock	–	–	–	46.2	46.2	38.3
Obligations under capital leases	–	4.7	31.7	299.8	336.2	396.9
Bank loan payable on demand	–	4.3	–	–	4.3	4.3
Other	–	0.2	0.2	–	0.4	0.4
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	(0.2)
Crude oil swaps	–	–	–	–	–	32.0
Foreign exchange forward contracts on fuel	–	–	–	–	–	(8.8)
Interest rate swaps	240.4	–	–	(240.4)	–	8.8
Interest rate locks	–	–	–	–	–	1.8
Total financial liabilities					$ 3,351.0	$ 3,784.2

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

• Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

• The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2005 and 2004. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

• The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2005 and 2004, which generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.

19. Deferred Liabilities

(in millions)	2005	2004
Provision for restructuring and environmental remediation (Note 21)	$ 398.8	$ 448.7
Deferred workers' compensation and personal injury accruals	162.8	177.1
Accrued employee benefits	177.8	151.0
Asset retirement obligations (Note 20)	32.9	32.4
Fibre optics rights-of-way deferred revenue	45.1	48.8
Stock-based compensation liabilities	46.4	29.2
Other	70.8	63.0
	934.6	950.2
Less: Amount payable/realizable within one year	191.1	182.4
Total deferred liabilities	$ 743.5	$ 767.8

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

20. Asset Retirement Obligations

The Company has two liabilities related to asset retirement obligations ("ARO") recorded in "Deferred Liabilities". These liabilities are discounted at 6.25 %. The accretion expense related to these AROs in 2005 was $2.1 million (2004 – $2.0 million; 2003 – $1.9 million), offset by payments made of $0.6 million (2004 – $1.2 million; 2003 – nil) and a reduction of $1.0 million due to sale of the related asset, thereby increasing the ARO liability to $32.9 million at December 31, 2005 (2004 – $32.4 million; 2003 – $31.6 million). Accretion expense is included in "Depreciation and Amortization" on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the *Canada Transportation Act*, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $55.4 million at December 31, 2005 (2004 – $59.4 million), which, when present valued, was $31.8 million at December 31, 2005 (2004 – $31.4 million). The payments are expected to be made in the 2006-2054 period.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2005, was $14.6 million (2004 – $13.9 million), which, when present valued, was $1.1 million at December 31, 2005 (2004 – $1.0 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 39 years.

21. Restructuring Accrual and Environmental Remediation

At December 31, 2005, the provision for restructuring and environmental remediation was $398.8 million (2004 – $448.7 million). The restructuring provision was primarily for labour liabilities for restructuring plans, including those discussed in "Special Charge for (Reduction to) Labour Restructuring and Asset Impairment" (see Note 5). Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites, as well as a special charge taken in 2004 related to a specific property (see Note 4).

Set out below is a reconciliation of CPR's liabilities associated with its restructuring and environmental remediation programs:

(in millions)	Opening balance Jan. 1		Accrued		Payments		Amortization of discount [1]		Foreign exchange impact		Closing balance Dec. 31	
Year ended December 31, 2005												
Labour liability for terminations and severances	$	**269.7**	$	**33.6**	$	**(50.5)**	$	**12.0**	$	**(1.2)**	$	**263.6**
Other non-labour liabilities for exit plans		**6.1**		**(0.1)**		**(0.1)**		**0.1**		**(0.2)**		**5.8**
Total restructuring liability		**275.8**		**33.5**		**(50.6)**		**12.1**		**(1.4)**		**269.4**
Environmental remediation program		**172.9**		**(22.4)**		**(18.4)**		**–**		**(2.7)**		**129.4**
Total restructuring and environmental remediation liability	$	**448.7**	$	**11.1**	$	**(69.0)**	$	**12.1**	$	**(4.1)**	$	**398.8**
Year ended December 31, 2004												
Labour liability for terminations and severances	$	358.2	$	(36.4)	$	(62.2)	$	16.2	$	(6.1)	$	269.7
Other non-labour liabilities for exit plans		9.2		0.9		(3.3)		0.4		(1.1)		6.1
Total restructuring liability		367.4		(35.5)		(65.5)		16.6		(7.2)		275.8
Environmental remediation program		94.8		101.0		(23.3)		–		0.4		172.9
Total restructuring and environmental remediation liability	$	462.2	$	65.5	$	(88.8)	$	16.6	$	(6.8)	$	448.7
Year ended December 31, 2003												
Labour liability for terminations and severances	$	313.0	$	126.5	$	(78.4)	$	12.5	$	(15.4)	$	358.2
Other non-labour liabilities for exit plans		13.3		1.9		(8.4)		0.5		1.9		9.2
Total restructuring liability		326.3		128.4		(86.8)		13.0		(13.5)		367.4
Environmental remediation program		115.5		5.5		(20.2)		–		(6.0)		94.8
Total restructuring and environmental remediation liability	$	441.8	$	133.9	$	(107.0)	$	13.0	$	(19.5)	$	462.2

[1] Amortization of Discount is charged to income as "Compensation and Benefits" (2005 – $0.7 million; 2004 – nil; 2003 – nil), "Purchased Services and Other" (2005 – $2.3 million; 2004 – $4.9 million; 2003 – nil) and "Other Charges" (2005 – $9.2 million; 2004 – $11.7 million; 2003 – $13.0 million), as applicable.

New accruals and adjustments to previous accruals were $11.1 million in 2005, compared with $65.5 million in 2004 and $133.9 million in 2003.

In 2005, CPR established new restructuring initiatives to reduce labour costs, primarily in management and administrative areas, which are to be substantially completed in 2006. These initiatives required recording a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation (included elsewhere in "Deferred Liabilities" and in "Contributed Surplus"). This charge was partially offset by a net reduction of $9.6 million (included in "Compensation and Benefits" and "Purchased Services and Other"), largely due to experience gains on previously accrued amounts and minor new initiatives. The adjustment to the environmental remediation program was largely due to a binding settlement reached during the third quarter of 2005 with a potentially responsible party, resulting in a reduction of $33.9 million to the special charge recorded in 2004 (see Note 4), including a $30.3-million reduction in the environmental liability. The $30.3-million reduction was partially offset by $7.9 million of other adjustments, due largely to monitoring and technical support costs related to multi-year sites.

In 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 5) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives, due mainly to experience gains on cost of terminations. In addition, the Company recorded a $90.9-million charge (see Note 4), which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million noted above) and a reduction in "Other Assets and Deferred Charges" of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.

The $133.9-million increase in the accrual in 2003 was due to new restructuring provisions totalling $127.3 million (see Note 5) and a further net increase of $1.1 million in the restructuring liability. The environmental remediation liability also increased by $5.5 million, as the accruals were adjusted for sites included in the multi-year soil remediation program.

22. Shareholders' Equity

Authorized and Issued Share Capital

The Company's Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2005, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(in millions)	2005 Number	2005 Amount	2004 Number	2004 Amount
Share capital, January 1	158.8	$ 1,120.6	158.7	$ 1,118.1
Shares issued under stock option plans	1.2	33.4	0.1	2.5
Shares repurchased	(1.8)	(12.5)	–	–
Share capital, December 31	158.2	$ 1,141.5	158.8	$ 1,120.6

Included above in "Shares Issued Under Stock Option Plans" is $0.9 million (2004 – nil) related to the cancellation of the stock appreciation rights liability on exercise of tandem stock options, and $0.7 million (2004 – nil) of stock-based compensation transferred from "Contributed Surplus".

Contributed Surplus

An analysis of contributed surplus balances is as follows:

(in millions)	2005		2004
Contributed surplus, January 1	$ **300.4**	$	294.6
Stock-based compensation related to stock options issued	**9.3**		5.8
Shares repurchased	**(68.1)**		–
Contributed surplus, December 31	$ **241.6**	$	300.4

Included above in "Stock-based Compensation Related to Stock Options Issued" is a reduction of $0.7 million (2004 – nil) of stock-based compensation transferred to "Share Capital".

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6 % of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. Three days are required for share repurchase transactions to be settled and the shares cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. In 2005, 1,761,000 shares were repurchased at an average price of $45.77.

Foreign Currency Translation Adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2005		2004
Balance, January 1	$ **77.0**	$	88.0
Change in foreign currency translation rates on foreign subsidiaries	**(19.1)**		(50.6)
Balance, December 31, before designated hedge	**57.9**		37.4
Designated hedge, net of tax	**9.6**		39.6
Balance, December 31, including designated hedge	$ **67.5**	$	77.0

For the year ended December 31, 2005, the Company recorded future income taxes of $2.1 million on the designated hedge (2004 – $8.7 million).

23. Pensions and Other Benefits

The Company has both defined benefit ("DB") and defined contribution ("DC") pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal pension supervisory authorities.

Other benefits include post-retirement health and life insurance for pensioners, and post-employment workers' compensation benefits, which are based on Company-specific claims.

At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

(in millions)	Pensions			Other benefits		
	2005	2004	2003	**2005**	2004	2003
Current service cost (benefits earned by employees in the year)	**$ 75.7**	$ 71.7	$ 64.4	**$ 13.8**	$ 13.0	$ 15.3
Interest cost on benefit obligation	**405.0**	400.0	395.0	**27.3**	27.5	26.7
Actual return on fund assets	**(849.8)**	(610.9)	(604.7)	**(0.7)**	(1.1)	–
Actuarial loss	**693.7**[1]	168.1	403.7	**29.8**	18.8	19.6
Plan amendments	**56.5**	–	14.2	**(6.7)**	1.6	(2.6)
Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	**381.1**	28.9	272.6	**63.5**	59.8	59.0
Adjustments to recognize the long-term nature of employee future benefit costs:						
Amortization of transitional (asset) obligation	**(16.2)**	(16.2)	(15.6)	**12.7**	12.8	13.4
Difference between expected return and actual return on fund assets	**351.2**	129.9	156.1	**–**	–	–
Difference between actuarial loss recognized and actual actuarial loss on benefit obligation	**(638.1)**	(128.6)	(399.5)	**(25.6)**	(15.4)	(21.9)
Difference between amortization of prior service costs and actual plan amendments	**(41.3)**	11.1	(4.4)	**6.7**	(1.6)	2.6
Net benefit cost	**$ 36.7**	$ 25.1	$ 9.2	**$ 57.3**	$ 55.6	$ 53.1

[1] Actuarial loss is largely a result of a decrease in the discount rate.

Information about the Company's DB pension plans and other benefits, in aggregate, is as follows:

(in millions)	Pensions 2005	Pensions 2004	Other benefits 2005	Other benefits 2004
Change in benefit obligation:				
Benefit obligation at January 1	**$ 6,827.0**	$ 6,525.3	**$ 469.4**	$ 450.4
Current service cost	**75.7**	71.7	**13.8**	13.0
Interest cost	**405.0**	400.0	**27.3**	27.5
Employee contributions	**56.7**	45.7	**–**	–
Benefits paid	**(377.3)**	(372.5)	**(32.5)**	(32.2)
Foreign currency changes	**(5.1)**	(11.3)	**(2.2)**	(5.4)
Plan amendments	**56.5**	–	**(6.7)**	1.6
Change in provincial Workers' Compensation Board account	**–**	–	**–**	(4.3)
Actuarial loss	**693.7**	168.1	**29.8**	18.8
Benefit obligation at December 31	**$ 7,732.2**	$ 6,827.0	**$ 498.9**	$ 469.4
Change in fund assets:				
Fair value of fund assets at January 1	**$ 6,222.7**	$ 5,771.6	**$ 12.1**	$ 17.2
Actual return on fund assets	**849.8**	610.9	**0.7**	1.1
Employer contributions	**141.7**	175.7	**31.6**	30.3
Employee contributions	**56.7**	45.7	**–**	–
Benefits paid	**(377.3)**	(372.5)	**(32.5)**	(32.2)
Change in provincial Workers' Compensation Board account	**–**	–	**–**	(4.3)
Foreign currency changes	**(3.5)**	(8.7)	**–**	–
Fair value of fund assets at December 31	**$ 6,890.1**	$ 6,222.7	**$ 11.9**	$ 12.1
Funded status – plan deficit	**$ (842.1)**	$ (604.3)	**$ (487.0)**	$ (457.3)
Unamortized prior service cost	**141.4**	100.1	**–**	1.6
Unamortized net transitional (asset) obligation	**(112.7)**	(128.9)	**86.5**	104.3
Unamortized experience losses:				
Deferred investment losses due to use of market-related value to determine net benefit cost	**(200.1)**	135.1	**–**	–
Unamortized net actuarial loss	**1,959.1**[1]	1,338.6[1]	**127.9**	103.0
Accrued benefit asset (liability) on the Consolidated Balance Sheet	**$ 945.6**	$ 840.6	**$ (272.6)**	$ (248.4)

[1] The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $1,185.9 million at December 31, 2005 (2004 – $655.9 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). In 2005, $55.6 million was amortized and included in the net benefit cost (2004 – $39.5 million).

The accrued benefit asset (liability) is included on the Company's Consolidated Balance Sheet as follows:

(in millions)	Pensions 2005	Pensions 2004	Other benefits 2005	Other benefits 2004
Accounts receivable and other current assets	$ 2.5	$ 4.5	$ –	$ –
Other assets and deferred charges	944.8	838.3	–	–
Accounts payable and accrued liabilities	(0.7)	(0.3)	(18.6)	(18.7)
Other long-term liabilities	(1.0)	(1.9)	(254.0)	(229.7)
Accrued benefit asset (liability) on the Consolidated Balance Sheet	$ 945.6	$ 840.6	$ (272.6)	$ (248.4)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2005. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2006.

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

(in millions)	Pensions 2005	Pensions 2004	Other benefits 2005	Other benefits 2004
Benefit obligation	$ (7,732.2)	$ (6,827.0)	$ (498.9)	$ (469.4)
Fair value of fund assets	6,890.1	6,222.7	11.9	12.1
	$ (842.1)	$ (604.3)	$ (487.0)	$ (457.3)

Actuarial assumptions used were approximately:

(percentage)	2005	2004	2003
Benefit obligation at December 31:			
Discount rate	5.25	6.00	6.25
Projected future salary increases	3.00	3.00	3.00
Health care cost trend rate	10.00[1]	8.50[2]	9.00[2]
Benefit cost for year ended December 31:			
Discount rate	6.00	6.25	6.75
Expected rate of return on fund assets	8.00	8.00	8.00
Projected future salary increases	3.00	3.00	3.00
Health care cost trend rate	8.50[1]	9.00[2]	6.90[3]

[1] Beginning in 2008, the health care cost trend rate is projected to decrease by 0.5 % per year to approximately 5.0 % per year in 2017.

[2] For these prior periods or measurement dates, the health care cost trend rate was projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.

[3] For this prior period, the health care cost trend rate was projected to decrease by 0.6 % per year to approximately 4.5 % per year in 2007.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions)	One percentage point increase	One percentage point decrease
Effect on the total of service and interest costs [1]	$ (0.9)	$ 0.8
Effect on post-retirement benefit obligation [1]	$ (10.6)	$ 10.0

[1] Favourable (unfavourable).

Plan Assets

The Company's pension plan asset allocation at December 31, 2005 and 2004, and the current weighted average permissible range for each major asset class were as follows:

Asset allocation (percentage)	Current permissible range	Percentage of plan assets at December 31 2005	2004
Equity securities	51 – 57	55.5	55.1
Debt securities	37 – 43	40.3	40.7
Real estate and other	4 – 8	4.2	4.2
Total		100.0	100.0

The Company's investment strategy is to achieve a long-term (five- to 10-year period) real rate of return of 5.5 %, net of all fees and expenses. The Company's best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0 %, net of all fees and expenses. In identifying the above asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes, as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives is limited to 20 % of the market value of the fund.

At December 31, 2005, fund assets consisted primarily of listed stocks and bonds, including 169,600 CPRL Common Shares (2004 – 335,300) at a market value of $8.3 million (2004 – $13.8 million) and 6.91 % Secured Equipment Notes issued by CPRL at par value of $4.3 million (2004 – $4.3 million) and at market value of $4.9 million (2004 – $4.9 million).

Cash Flows

In 2005, the Company contributed $138.3 million to its registered pension plans (2004 – $173.8 million), including $3.1 million to the defined contribution plan (2004 – $2.9 million). In addition, the Company made payments of $37.3 million (2004 – $33.8 million) directly to employees, their beneficiaries or estates, or to third-party benefit administrators with respect to supplemental pension plan benefits and other benefits.

Defined Contribution Plan

Canadian non-unionized employees have the option to participate in the DC plan, which provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2005, the net cost of this plan, which generally equals the employer's required contribution, was $3.1 million (2004 – $2.9 million).

Post-employment Restructuring Benefits

The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 21) that are discounted at rates of 4.75 % and 6.75 %. The labour portion of the Company's accrued restructuring liability was as follows:

(in millions)	2005		2004
Change in liability:			
Restructuring labour liability at January 1	**$ 219.7**	$	297.3
Plan adjustment	**33.6**		(17.4)
Settlement gain	**–**		(19.0)
Interest cost	**13.3**		17.1
Benefits paid	**(40.5)**		(52.2)
Foreign currency changes	**(1.3)**		(6.1)
Restructuring labour liability at December 31	**224.8**		219.7
Unfunded restructuring labour amount	**(224.8)**		(219.7)
Unamortized net transitional amount	**(38.8)**		(50.0)
Accrued restructuring labour liability on the Consolidated Balance Sheet	**$ (263.6)**	$	(269.7)

24. Stock-based Compensation

At December 31, 2005, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2005 of $38.9 million (2004 – $25.0 million; 2003 – $15.8 million).

Replacement Options and SARs

Due to the reorganization of CPL and the spin-off of its subsidiary companies in October 2001, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies, based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL. The difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock Option Plans and SARs

Under the Company's stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. CPR follows the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option-pricing model. Options granted between January 1 and December 31, 2002, are not recorded at fair value and, as such, no compensation expense has been recorded for these options. Additional fair value disclosure on these options is included in "Additional Fair Value Disclosure".

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years ("regular options"). Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated ("performance options"). These performance options expire five years after the grant date.

At December 31, 2005, there were 1,836,254 (2004 – 3,213,843; 2003 – 4,870,699) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.

With the granting of regular options, employees are simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

In 2005, the expense for stock options was $10.0 million (2004 – $5.7 million; 2003 – $3.5 million) and for SARs was $17.1 million (2004 – $8.8 million; 2003 – $4.3 million).

The following is a summary of the Company's fixed stock option plan as of December 31:

| | 2005 | | 2004 | |
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	7,752,080	$ 29.32	6,226,674	$ 28.20
New options granted	1,556,400	42.09	1,741,400	32.50
Exercised	(1,157,752)	27.48	(131,450)	19.33
Forfeited/cancelled	(178,811)	29.80	(83,494)	28.63
Expired	–	–	(1,050)	9.83
Outstanding, December 31	7,971,917	$ 32.07	7,752,080	$ 29.32
Options exercisable at December 31	3,162,807	$ 27.37	1,422,398	$ 24.60

At December 31, 2005, the details of the stock options outstanding were as follows:

| | Options outstanding | | | Options exercisable | |
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Number of options	Weighted average exercise price
$14.07 – $18.96	387,387	3	$ 15.14	387,387	$ 15.14
$27.62 – $36.64	6,040,830	4	30.59	2,775,420	29.07
$42.05 – $50.04	1,543,700	7	42.09	–	–
Total	7,971,917	5	$ 32.07	3,162,807	$ 27.37

Deferred Share Unit Plan and Other

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25 %. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2005, there were 295,224 (2004 – 291,693; 2003 – 238,690) DSUs outstanding. In 2005, 44,167 (2004 – 11,355; 2003 – 8,594) DSUs were redeemed. In 2005, the expense for DSUs was $3.8 million (2004 – $4.1 million expense; 2003 – $0.3 million credit).

The Company issued 30,000 Restricted Share Units ("RSU") in 2005. The RSUs are subject to time vesting. They will vest on August 1, 2007, and must be exercised immediately upon vesting. The actual value of the RSUs will be based on the average closing price for the 20 trading periods prior to August 1, 2007. An expense to income for RSUs is recognized over the vesting period. In 2005, the expense was $0.6 million (2004 – nil; 2003 – nil).

Employee Share Purchase Plan

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company's contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees at any time. All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.

At December 31, 2005, there were 8,989 participants (2004 – 10,289; 2003 – 9,072) in the plan. The total number of shares purchased in 2005 on behalf of participants, including the Company contribution, was 795,728 (2004 – 895,907; 2003 – 652,040). In 2005, the Company's contributions totalled $8.8 million (2004 – $6.8 million; 2003 – $6.7 million) and the related expense was $7.4 million (2004 – $6.4 million; 2003 – $8.4 million).

Additional Fair Value Disclosure

The issuance or exercise of stock options authorized by CPR's stock compensation plan between January 1 and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR's pro forma basis net income and earnings per share would have been as follows:

		2005	2004	2003
Net income (in millions)	As reported	**$ 542.9**	$ 413.0	$ 401.3
	Pro forma	**$ 542.5**	$ 411.0	$ 399.2
Basic earnings per share (in dollars)	As reported	**$ 3.43**	$ 2.60	$ 2.53
	Pro forma	**$ 3.43**	$ 2.59	$ 2.52
Diluted earnings per share (in dollars)	As reported	**$ 3.39**	$ 2.60	$ 2.52
	Pro forma	**$ 3.39**	$ 2.58	$ 2.51

Under the fair value method, the fair value of options at the grant date was $10.1 million for options issued in 2005 (2004 – $9.5 million; 2003 – $9.5 million). The weighted average fair value assumptions were approximately:

	2005	2004	2003
Expected option life (years)	4.50	4.50	4.41
Risk-free interest rate	3.49 %	3.36 %	4.14 %
Expected stock price volatility	24 %	28 %	30 %
Expected annual dividends per share	$ 0.53	$ 0.50	$ 0.50
Weighted average fair value of options granted during the year	$ 9.66	$ 8.04	$ 8.49

25. Commitments and Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

At December 31, 2005, the Company had committed to total future capital expenditures amounting to $626.7 million for years 2006-2016.

At December 31, 2005, the Company had a committed unused line of credit of $518.0 million available for short-term and long-term financing, effective until November 2010. In addition, the Company had an uncommitted unused line of credit of US$15 million available for short-term financing. The interest rate for both credit facilities varies based on bank prime, Bankers' Acceptances or LIBOR.

Minimum payments under operating leases were estimated at $602.2 million in aggregate, with annual payments in each of the five years following 2005 of (in millions): 2006 – $150.7; 2007 – $107.0; 2008 – $77.8; 2009 – $51.0; 2010 – $37.6.

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

• residual value guarantees on operating lease commitments of $320.4 million at December 31, 2005;
• guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and
• indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2005, these accruals amounted to $13.3 million (2004 – $8.3 million).

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee's obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2005, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

Pursuant to the bylaws of CPRL, all current and former Directors and Officers of the Company are indemnified by the Company. CPR carries a directors and officers liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where CPR reimburses a Director or Officer for any loss covered by the policy.

26. Segmented Information

Operating Segment

The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not regularly reviewed by the Company's chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.

At December 31, 2005, one customer comprised 14.5 % (2004 – 11.7 %) of CPR's total revenues. At December 31, 2005, accounts receivable from this customer represented 8.0 % (2004 – 12.4 %) of CPR's total accounts receivable. At December 31, 2003, no single customer generated more than 10 % of CPR's total revenues.

Geographic Information

(in millions)	Canada	United States	Total
2005			
Revenues	**$ 3,404.1**	**$ 987.5**	**$ 4,391.6**
Net properties	**$ 7,252.2**	**$ 1,538.7**	**$ 8,790.9**
2004			
Revenues	$ 2,926.7	$ 976.2	$ 3,902.9
Net properties	$ 6,832.8	$ 1,560.7	$ 8,393.5
2003			
Revenues	$ 2,683.9	$ 976.8	$ 3,660.7
Net properties	$ 6,603.6	$ 1,616.0	$ 8,219.6

The Company's accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. CPR's principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States.

The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company's operations are identified as consolidating entries.

Consolidating Information – 2005

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
Revenues	$ 3,397.9	$ 987.5	$ –	$ 6.2	$ 4,391.6
Operating expenses	2,731.3	778.9	–	(109.7)	3,400.5
Operating income	666.6	208.6	–	115.9	991.1
Interest and other charges	194.9	42.6	(22.1)	6.9	222.3
Foreign exchange (gain) loss on long-term debt	(53.8)	–	13.7	(4.6)	(44.7)
Income taxes	165.8	65.0	0.7	39.1	270.6
Net income	$ 359.7	$ 101.0	$ 7.7	$ 74.5	$ 542.9
Current assets	$ 686.5	$ 263.8	$ 5.0	$ (61.4)	$ 893.9
Net properties	5,514.9	1,533.6	–	1,742.4	8,790.9
Other long-term assets	1,141.8	85.8	401.9	(423.2)	1,206.3
Total assets	$ 7,343.2	$ 1,883.2	$ 406.9	$ 1,257.8	$ 10,891.1
Current liabilities	$ 881.2	$ 300.0	$ 0.4	$ (64.9)	$ 1,116.7
Long-term liabilities	4,268.9	1,004.0	–	115.8	5,388.7
Shareholders' equity	2,193.1	579.2	406.5	1,206.9	4,385.7
Total liabilities and shareholders' equity	$ 7,343.2	$ 1,883.2	$ 406.9	$ 1,257.8	$ 10,891.1

Consolidating Information – 2004

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
Revenues	$ 2,923.6	$ 976.2	$ –	$ 3.1	$ 3,902.9
Operating expenses	2,449.2	876.0	0.2	(139.1)	3,186.3
Operating income (loss)	474.4	100.2	(0.2)	142.2	716.6
Interest and other charges	225.7	38.8	(14.1)	4.3	254.7
Foreign exchange (gain) loss on long-term debt	(114.1)	–	31.7	(12.0)	(94.4)
Income taxes	97.0	19.8	0.7	25.8	143.3
Net income (loss)	$ 265.8	$ 41.6	$ (18.5)	$ 124.1	$ 413.0
Current assets	$ 848.1	$ 205.0	$ 5.1	$ (66.2)	$ 992.0
Net properties	5,182.0	1,552.5	–	1,659.0	8,393.5
Other long-term assets	1,060.1	81.1	403.4	(430.3)	1,114.3
Total assets	$ 7,090.2	$ 1,838.6	$ 408.5	$ 1,162.5	$10,499.8
Current liabilities	$ 1,065.7	$ 278.7	$ 9.5	$ (65.7)	$ 1,288.2
Long-term liabilities	4,122.6	1,025.9	–	80.7	5,229.2
Shareholders' equity	1,901.9	534.0	399.0	1,147.5	3,982.4
Total liabilities and shareholders' equity	$ 7,090.2	$ 1,838.6	$ 408.5	$ 1,162.5	$10,499.8

Consolidating Information – 2003

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
Revenues	$ 2,681.0	$ 976.8	$ –	$ 2.9	$ 3,660.7
Operating expenses	2,374.3	943.4	–	(142.6)	3,175.1
Operating income	306.7	33.4	–	145.5	485.6
Interest and other charges	225.9	26.5	(4.6)	4.4	252.2
Foreign exchange (gain) loss on long-term debt	(208.2)	(31.5)	52.6	(22.4)	(209.5)
Income taxes	(14.9)	(15.7)	0.1	72.1	41.6
Net income (loss)	$ 303.9	$ 54.1	$ (48.1)	$ 91.4	$ 401.3
Current assets	$ 606.6	$ 221.3	$ 3.2	$ (106.9)	$ 724.2
Net properties	5,105.1	1,567.0	–	1,547.5	8,219.6
Other long-term assets	926.3	91.8	–	(5.2)	1,012.9
Total assets	$ 6,638.0	$ 1,880.1	$ 3.2	$ 1,435.4	$ 9,956.7
Current liabilities	$ 756.7	$ 304.1	$ (0.7)	$ (105.5)	$ 954.6
Long-term liabilities	4,260.1	609.2	(1.1)	479.3	5,347.5
Shareholders' equity	1,621.2	966.8	5.0	1,061.6	3,654.6
Total liabilities and shareholders' equity	$ 6,638.0	$ 1,880.1	$ 3.2	$ 1,435.4	$ 9,956.7

27. Reclassification

Certain prior years' figures have been reclassified to conform with the presentation adopted for 2005.

28. Supplementary Data

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company's Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

Accounting for Derivative Instruments and Hedging

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline No. 13 "Hedging Relationships" ("AcG 13"), which harmonized the documentation standards for financial instruments and hedging with U.S. GAAP, as required by Financial Accounting Standards Board ("FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FASB 133"). Under both Canadian and U.S. GAAP, gains or losses are included in the income statement when the hedged transaction occurs. However, under U.S. GAAP, the ineffective portion of a hedging derivative is immediately recognized in income and the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income along with adjustments to the hedged item. Under Canadian GAAP, derivative instruments that qualify as hedges are not recorded on the balance sheet. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet at fair value. Canadian GAAP requires that gains and losses on derivatives meeting hedge accounting requirements are deferred and recognized when the hedged transaction occurs.

Pensions and Post-retirement Benefits

The CICA Section 3461 "Employee Future Benefits" requires amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10 % of the greater of the benefit obligation and the market-related value of the plan assets ("the corridor"). This harmonized the Canadian GAAP treatment with FASB Statement No. 87 "Employers' Accounting for Pensions" ("FASB 87") and FASB Statement No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FASB 106").

Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 13 years. This created a difference with U.S. GAAP in 2005, 2004 and 2003, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2005 and 2004, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 23).

Post-employment Benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 "Employers' Accounting for Post-employment Benefits" ("FASB 112"), such gains and losses are included immediately in income.

Termination and Severance Benefits

Termination and severance benefits are covered by the CICA Section 3461 and the CICA Emerging Issues Committee Abstract 134 "Accounting for Severance and Termination Benefits" ("EIC 134"). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and is being amortized to income over approximately 13 years. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

Stock-based Compensation

Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 24), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 "Stock-based Compensation and Other Stock-based Payments", which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 "Accounting for Stock-based Compensation" ("FASB 123").

Internal Use Software

Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.

Capitalization of Interest

The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 "Capitalization of Interest Cost" ("FASB 34") requires these interest costs to be capitalized.

Comprehensive Income

FASB Statement No. 130 "Reporting Comprehensive Income" ("FASB 130") requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP will not require similar presentation until 2007 (see Note 3). In 2005 and the comparative periods presented, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and changes in the fair value of derivative instruments.

Variable-interest-entity (conditional sales agreements)

Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG 15"), which harmonizes with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46"). Under AcG 15, when the majority equity owner of a VIE holds an equity ownership representing less than 10 % of the total assets of the VIE, the primary beneficiary of the VIE is required to consolidate the VIE. The Company has one VIE of which it is the primary beneficiary, thus meeting the criteria for consolidation. This VIE holds rail cars previously acquired through a conditional sales agreement. There is no difference in treatment between U.S. GAAP and Canadian GAAP after April 1, 2003.

Joint Venture

The CICA Section 3055 "Interest in Joint Ventures" requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the Detroit River Tunnel Partnership. FASB Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") requires the equity method of accounting to be applied to interests in joint ventures.

Additional Minimum Pension Liability

Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test. In accordance with FASB 87, an additional minimum pension liability is required for underfunded plans, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liability is charged directly to shareholders' equity, net of related deferred income taxes.

Offsetting Contracts

FASB Financial Interpretation No. 39 "Offsetting of Amounts Relating to Certain Contracts" ("FIN 39") does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other.

Asset Retirement Obligations

In June 2001, FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" ("FASB 143"), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset's useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FASB 143 effective January 1, 2003, under U.S. GAAP. The CICA Section 3110 "Asset Retirement Obligations", which was adopted effective January 1, 2004, harmonized with FASB 143, except that, on adoption, prior years were retroactively restated for Canadian GAAP, whereas a cumulative catch-up adjustment was recorded for U.S. GAAP.

Future Accounting Changes

In December 2004, FASB issued a revision to Statement No. 123 "Share-based Payment" ("FASB 123R") effective January 1, 2006. FASB 123R requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, SARs and DSUs. While FASB 123R generally harmonizes with the CICA Accounting Standard 3870 "Stock-based Compensation and Other Stock-based Payments", which CPR prospectively adopted in January 2003, it also requires fair value accounting for liability awards such as CPR's SARs and DSUs. Under Canadian GAAP, these liability awards are accounted for using the intrinsic method. FASB 123R also requires that CPR account for forfeitures on an estimated basis. Under Canadian GAAP, CPR has elected to account for forfeitures on an actual basis as they occur. CPR plans to adopt FASB 123R prospectively. However, the impact on adoption cannot be reasonably estimated, as the fair value of share-based awards will be determined by the market price of CPR's shares. Had FASB 123R been adopted in 2005, the impact would have been to increase "Compensation and Benefits" on the Statement of Consolidated Income by $9.1 million.

Statement of Cash Flows

There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP, except that "Cash Used in Investing Activities" and "Cash Provided by Financing Activities" would have been $150.5 million higher in 2003 due to the U.S. and Canadian GAAP difference for offsetting contracts arising from FIN 39 described in "Offsetting Contracts".

Comparative Income Statement

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2005		2004		2003
Net income – Canadian GAAP	$ **542.9**	$	413.0	$	401.3
Increased (decreased) by:					
Pension costs	**7.7**		(0.3)		(44.2)
Post-retirement benefits	**9.2**		8.6		8.6
Post-employment benefits	**(4.0)**		(0.3)		(6.2)
Termination and severance benefits	**(9.4)**		(9.1)		(10.3)
Internal use software – additions	**(9.8)**		(6.4)		(9.9)
Internal use software – depreciation	**6.1**		5.4		4.4
Conditional sales agreements	**–**		–		0.8
Stock-based compensation	**(3.3)**		(1.8)		(4.2)
(Loss) gain on ineffective portion of hedges	**(6.6)**		(16.1)		25.4
Capitalized interest – additions	**4.4**		4.2		5.1
Capitalized interest – depreciation	**(3.9)**		(3.7)		(3.6)
Future (deferred) income tax recovery on the above items	**1.7**		6.7		14.2
Income, before cumulative catch-up adjustment – U.S. GAAP	**535.0**		400.2		381.4
Cumulative catch-up adjustment on adoption of FASB 143, net of tax of $8.1 million	**–**		–		(23.5)
Net income – U.S. GAAP	$ **535.0**	$	400.2	$	357.9
Other comprehensive income:					
Unrealized foreign exchange loss on net investment in self-sustaining U.S. subsidiaries	**(19.1)**		(50.6)		(188.6)
Unrealized foreign exchange gain on designated net investment hedge	**16.5**		49.5		181.8
Minimum pension liability adjustment	**(254.3)**		20.8		(177.7)
Change in fair value of derivative instruments	**86.5**		39.5		13.6
Gain on derivative instruments realized in net income	**(55.9)**		(26.0)		(4.2)
Future (deferred) income tax recovery (expense) on the above items	**74.5**		(31.8)		20.8
Comprehensive income	$ **383.2**	$	401.6	$	203.6
Earnings per share – U.S. GAAP					
Basic earnings per share	$ **3.38**	$	2.52	$	2.26
Diluted earnings per share	$ **3.34**	$	2.51	$	2.25
Basic earnings per share, before cumulative catch-up adjustment	$ **3.38**	$	2.52	$	2.41
Diluted earnings per share, before cumulative catch-up adjustment	$ **3.34**	$	2.51	$	2.40

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2005	2004	2003
Operating income			
Canadian GAAP	$ 991.1	$ 716.6	$ 485.6
U.S. GAAP	$ 981.5	$ 697.1	$ 419.9

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.

Consolidated Balance Sheet

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions)	2005	2004
Assets		
Current assets		
Cash		
Investment in joint ventures	$ (0.1)	$ –
Accounts receivable and other current assets		
Investment in joint ventures	0.7	–
Investments		
Investment in joint ventures	41.9	–
Long-term assets		
Properties		
Capitalized interest	150.2	149.7
Internal use software	(49.1)	(45.4)
Investment in joint ventures	(35.9)	–
Other assets and deferred charges		
Pension	(205.8)	(213.5)
Minimum pension liability adjustment	(525.7)	(443.2)
Long-term receivable (FIN 39)	169.2	159.6
Derivative instruments	61.7	42.9
Investment in joint ventures	(9.9)	–
Total assets	$ (402.8)	$ (349.9)

Consolidated Balance Sheet *(continued)*

(in millions)	**2005**	2004
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities		
Investment in joint ventures	**$ (1.1)**	$ –
Income and other taxes payable		
Investment in joint ventures	**(0.1)**	–
Long-term liabilities		
Deferred liabilities		
Termination and severance benefits	**(27.2)**	(36.6)
Post-retirement benefit liability	**43.3**	52.5
Post-employment benefit liability	**23.1**	19.1
Minimum pension liability adjustment	**297.3**	125.5
Derivative instruments	**6.0**	7.0
Investment in joint ventures	**(2.2)**	–
Long-term debt		
Marked-to-market hedged portion of debt	**(0.2)**	8.8
Bank loan (FIN 39)	**169.2**	159.6
Future (deferred) income tax liability	**(279.2)**	(201.1)
Total liabilities	**228.9**	134.8
Shareholders' equity		
Share capital		
Stock-based compensation	**11.5**	8.9
Contributed surplus		
Stock-based compensation	**13.0**	12.3
Foreign currency translation adjustments	**(67.5)**	(77.0)
Retained income	**(106.3)**	(98.4)
Accumulated other comprehensive income		
Foreign currency translation adjustments	**10.3**	15.9
Minimum pension liability adjustment	**(527.5)**	(361.6)
Derivative instruments (FASB 133)	**34.8**	15.2
Total liabilities and shareholders' equity	**$ (402.8)**	$ (349.9)

FIVE-YEAR SUMMARY

(in millions)	2005	2004	2003[1]	2002[1]	2001[1]
Income Statement					
Revenues					
Freight					
Grain	**$ 754.5**	$ 668.2	$ 644.4	$ 631.4	$ 749.3
Coal	**728.8**	530.3	444.0	442.5	474.1
Sulphur and fertilizers	**447.1**	460.0	417.4	401.3	380.7
Forest products	**333.9**	322.0	328.8	360.3	354.4
Industrial and consumer products [2]	**542.9**	481.4	459.9	485.2	496.4
Intermodal [2]	**1,161.1**	1,034.7	926.4	855.4	773.7
Automotive	**298.0**	288.5	304.2	332.4	303.9
	4,266.3	3,785.1	3,525.1	3,508.5	3,532.5
Other [2] [3] [5]	**125.3**	117.8	135.6	157.1	166.1
Total revenues [3] [5]	**4,391.6**	3,902.9	3,660.7	3,665.6	3,698.6
Operating expenses					
Compensation and benefits	**1,322.2**	1,259.6	1,163.9	1,143.4	1,133.0
Fuel	**588.0**	440.0	393.6	358.3	403.5
Materials	**203.3**	178.5	179.2	168.7	182.5
Equipment rents	**210.0**	218.5	238.5	255.4	275.0
Depreciation	**445.1**	407.1	372.3	340.2	326.4
Purchased services and other	**621.6**	610.7	583.6	555.6	550.1
Total operating expenses, before other specified items [3] [5]	**3,390.2**	3,114.4	2,931.1	2,821.6	2,870.5
Operating income, before other specified items [3] [5]	**1,001.4**	788.5	729.6	844.0	828.1
Other charges, before foreign exchange gains and losses on long-term debt and other specified items [3] [4] [5]	**18.1**	36.1	33.5	21.8	26.4
Interest expense	**204.2**	218.6	218.7	242.2	209.6
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items [3] [4] [5]	**250.8**	172.4	147.3	181.2	223.3
Income, before foreign exchange gains and losses on long-term debt and other specified items [3] [4] [5]	**528.3**	361.4	330.1	398.8	368.8
Foreign exchange gain (loss) on long-term debt (net of income tax) [4]	**22.3**	94.4	224.4	16.7	(48.2)
Other specified items (net of income tax) [3]	**(7.7)**	(42.8)	(153.2)	72.0	40.4
Net income	**$ 542.9**	$ 413.0	$ 401.3	$ 487.5	$ 361.0

(1) Restated. Effective January 1, 2004, CPR adopted retroactively with restatement the Canadian Institute of Chartered Accountants' new accounting standard for asset retirement obligations.

(2) In 2005, CPR reclassified from "Other" revenue certain intermodal-related revenue items consisting of container storage revenue and terminal service fees as part of the intermodal line of business. Also, items relating to food and consumer products have been reclassified to the renamed industrial and consumer products group from the intermodal group.

(3) Before other specified items as follows: for 2005, a $33.9-million ($20.6 million after tax) reduction to environmental remediation and a $44.2-million ($28.3 million after tax) special charge for labour restructuring; for 2004, a $19.0-million ($12.4 million after tax) reduction of a labour restructuring liability and a $90.9-million ($55.2 million after tax) special charge for environmental remediation; for 2003, a $215.1-million ($141.4 million after tax) special charge for labour restructuring and asset impairment, a $28.9-million ($18.4 million after tax) for a loss on transfer of assets to an outsourcing firm, a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years' taxes; and for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees related to the spin-off, and $64.0 million in income tax rate recoveries.

(4) Before foreign exchange gain (loss) on long-term debt as follows: for 2005, a $44.7-million ($22.3 million after tax) foreign exchange gain on long-term debt; for 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; and for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt.

(5) These earnings measures are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR's results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years' results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CPR.

SHAREHOLDER INFORMATION

Common Share Market Prices

Toronto Stock Exchange (Canadian dollars)	2005		2004	
	High	Low	High	Low
First Quarter	46.52	38.70	37.55	30.32
Second Quarter	46.88	41.46	33.10	29.36
Third Quarter	50.49	41.79	34.22	31.60
Fourth Quarter	52.70	46.60	41.55	32.45
Year	52.70	38.70	41.55	29.36

New York Stock Exchange (U.S. dollars)	High	Low	High	Low
First Quarter	38.05	31.52	29.13	22.65
Second Quarter	37.85	33.60	25.17	21.40
Third Quarter	43.40	33.71	26.25	23.83
Fourth Quarter	45.34	39.56	34.50	25.58
Year	45.34	31.52	34.50	21.40

Number of registered shareholders at year end		19,320
Market prices at year end		
Toronto Stock Exchange	CDN$	48.71
New York Stock Exchange	US$	41.95

Shareholder Administration

Common Shares

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers or for share registration and address changes, please contact the transfer agent and registrar toll-free within North America at 1-877-427-7245; outside of North America at 1-514-982-7555; by e-mail at service@computershare.com; or by writing to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

4 % Consolidated Debenture Stock

Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed as follows:

for stock denominated in U.S. currency – The Bank of New York at 1-212-815-5213
or by e-mail at spertsev@bankofny.com;
and
for stock denominated in pounds sterling – BNY Trust Company of Canada at 1-416-933-8504
or by e-mail at mredway@bankofny.com.

Market for Securities

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

Trading Symbol

Common Shares – CP

Duplicate Annual Reports

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information, such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Investor Services Inc.

Direct Deposit of Dividends

Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends deposited directly into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders may obtain a direct deposit enrolment form from Computershare Investor Services Inc.

Corporate Governance

Canadian Pacific Railway's Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation's business, with a view to enhancing shareholder value.

A detailed description of CPR's approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2006 Annual and Special Meeting of Shareholders.

Governance Standards

Any significant differences between the Corporation's corporate governance practices and those set forth in the corporate governance listing standards ("Listing Standards") of the New York Stock Exchange ("NYSE") are set forth on Canadian Pacific Railway Limited's website www.cpr.ca under "Governance".

Chief Executive Officer Certification Regarding Compliance with NYSE Listing Standards

The Chief Executive Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by Canadian Pacific Railway Limited and Canadian Pacific Railway Company of the NYSE's Listing Standards. In addition, the certifications of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the *Sarbanes-Oxley Act of 2002* and the rules promulgated by the Securities and Exchange Commission ("SEC") thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F.

Directors & Committees

Stephen E. Bachand [1] [2] [4]
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A. [1] [2] [5]
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario

Tim W. Faithfull [2] [3] [4]
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England

James E. Newall, O.C. [2]
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger [2] [3] [4]
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin [1] [2] [3]
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C. [2] [3] [4] [5]
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C. [1] [2] [5]
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

Michael W. Wright [1] [2] [4]
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

[1] Audit, Finance and Risk Management Committee
[2] Corporate Governance and Nominating Committee
[3] Environmental and Safety Committee
[4] Management Resources and Compensation Committee
[5] Pension Trust Fund Committee

Senior Officers of the Company

James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie [1]
Chief Executive Officer
Calgary, Alberta

Frederick J. Green [1]
President and Chief Operating Officer
Calgary, Alberta

Michael T. Waites [1]
Executive Vice-President and Chief Financial Officer,
   Chief Executive Officer U.S. Network
Municipal District of Rocky View, Alberta

Allen H. Borak [1]
Vice-President, Information and Technology Services
Calgary, Alberta

Neal R. Foot [1]
Senior Vice-President, Operations
Calgary, Alberta

Paul A. Guthrie, Q.C. [1]
Vice-President, Law
Municipal District of Rocky View, Alberta

[1] Management Executive Committee of Canadian Pacific Railway

Jane A. O'Hagan [1]
Vice-President, Strategy and External Affairs
Calgary, Alberta

R. Andrew Shields [1]
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta

Marcella M. Szel [1]
Senior Vice-President, Marketing and Sales
Calgary, Alberta

W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta

Paul Clark
Vice-President, Communications and Public Affairs
Calgary, Alberta

Brian W. Grassby
Vice-President and Comptroller
Calgary, Alberta

Tracy A. Robinson
Vice-President and Treasurer
Calgary, Alberta

Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta

Our strategy is to expand at a smart pace – not very far ahead of demand but with a commitment that if the economic proposition is appealing and the regulatory environment is stable, we will grow with our customers.

IMPROVE **productivity**




Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Vancouver
Moose Jaw
Roberts Bank
Huntingdon
Kingsgate
Coutts
Emerson
Portal
Minot
Minneapolis
Kamloops
Revelstoke
Golden
Medicine Hat

2005 Track Capacity Expansion

- $160-million program
- Completed on time, within budget
- 12 % capacity increase
- Growing import container volumes from China
- Strong Asia-Pacific demand for Canadian resources

Twenty-five Projects [(1)] included:

- New sidings – 5
- Siding extensions – 5
- Double track extensions – 9
- Staging, storage and setoff tracks – 8
- Upgrades to signals and communications – 21
- High-speed track-to-track crossovers – 10

[(1)] Projects at a single location may include multiple capacity improvements.

LEVERAGE ***capacity***

THE CPR FRANCHISE OFFERS A UNIQUE BLEND OF POSITIVE MARKET FUNDAMENTALS. BULK RESOURCE DEMAND IS STRONG. INTERMODAL CONTAINER TRAFFIC IS A MAJOR GROWTH ENGINE. THE MERCHANDISE SECTOR IS PERFORMING WELL. OUR MAJOR PARTNERS ARE ALSO INVESTING IN THEIR CAPACITY AND WE ARE GROWING TOGETHER.

CPR'S LINES OF BUSINESS

Bulk

Grain, coal, sulphur and fertilizers for overseas and North American markets. CPR's resource base has experienced a positive secular change, driven by global economics. In 2005, export potash continued to grow substantially, world demand for metallurgical coal hit record levels, exports of U.S. grain reached new highs, and sulphur volumes remained healthy. The positive trend is expected to continue in 2006. Key customers plan to increase their production capacity and CPR has the track capacity to handle this growth. New high-capacity grain and coal cars will be acquired in 2006, enabling CPR to move more product per train, increasing productivity and reducing costs.

Innovative operating concepts that increase train length, reduce cycle times and balance the flow of loaded deliveries and empty returns will also be introduced.

Intermodal

Consumer goods shipped in containers that can move by train, truck and ship. CPR has increased intermodal margins



by double-digit rates over the past two years. In 2005, CPR's import container volumes through the Pacific Gateway grew as North American retailers increasingly sourced consumer goods from Asia-Pacific countries, particularly China. Solid GDP growth and strong consumer spending also contributed to CPR's intermodal growth. Highway competition eroded as truck companies faced rising costs and driver shortages. These trends are expected to continue in 2006. CPR will grow the intermodal business with a focus on price and improved margins and greater operating efficiency, including accelerated container handlings in terminals and trains that bypass yards to reduce transit times. The Vancouver and Montreal gateways are expanding and CPR has the capacity to handle their growth.

Merchandise

Forest, automotive, and industrial and consumer products that move from and to many locations. CPR took advantage of robust demand across its network to upgrade its merchandise business in 2005, increasing prices and targeting growth where the margins were sufficient to warrant the required capacity. Fuel cost recovery was expanded and a structured, centralized and fully automated pricing program was implemented. Service performance and productivity improved in 2005. Revenue is expected to grow in 2006, reflecting a healthy price environment and improved service as CPR continues to focus on execution excellence. CPR will expand its use of centralized truck-rail transfer facilities to consolidate high-cost, low-volume shipments, increase asset velocity and provide value-added services. Operating costs are expected to decline as CPR improves the flow of freight cars through its yards.



**CANADIAN
PACIFIC
RAILWAY**



**2006 Annual and Special
Meeting of Shareholders**
The Annual and Special Meeting
of Shareholders will be held on
Friday, May 5, 2006, at the Fairmont
Palliser Hotel, 133 - 9th Avenue S.W.,
Calgary, Alberta, at 9 a.m.
Mountain Time.

Shareholder Services
Shareholders who have inquiries
or wish to obtain copies of the
Corporation's Annual Information
Form may contact Shareholder

Services at 1-866-861-4289 or
1-403-319-7538, or by e-mail at
shareholder@cpr.ca, or by writing to:
Shareholder Services, Office of the
Corporate Secretary, Canadian Pacific
Railway, Suite 920, Gulf Canada
Square, 401- 9th Avenue S.W.,
Calgary, Alberta, Canada T2P 4Z4

Investor Relations
Financial information, including
Canadian Pacific Railway's Corporate
Profile and Fact Book, is available
on CPR's website at www.cpr.ca,

or by e-mail at investor@cpr.ca
or by contacting Investor Relations,
Canadian Pacific Railway, Suite 500,
Gulf Canada Square, 401- 9th Avenue
S.W., Calgary, Alberta, Canada
T2P 4Z4

Communications and Public Affairs
Contact Communications and Public
Affairs, Canadian Pacific Railway,
Suite 500, Gulf Canada Square,
401- 9th Avenue S.W., Calgary,
Alberta, Canada T2P 4Z4

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services
financiers, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta T2P 4Z4